As filed with the Securities and Exchange Commission on November 17, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
FORM 20-F

(Mark One)
☑ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ____________
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report: Not applicable
For the transition period from ___________________________ to ___________________________

Commission file number ___

OCEANPAL INC.
(Exact name of Registrant as specified in its charter)

OceanPal Inc.
(Translation of Registrant’s name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive offices)

Mr. Ioannis Zafirakis Tel: + 30-210-9485-360, Fax: + 30-210-9401-810 E-mail: izafirakis@oceanpal.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value including the Preferred Stock Purchase Rights	OP	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Not applicable
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐  Yes  ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes  ☐  No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☐  Yes  ☑ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
 ☐  Yes  ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Emerging growth company ☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17  ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐  Yes ☐  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐  Yes   ☐ No

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS
Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.
This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words “believe”, “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending,” and similar expressions, terms or phrases may identify forward-looking statements.
Please note in this registration statement, “we”, “us”, “our” and “the Company” all refer to OceanPal Inc. and its subsidiaries, except where the context otherwise requires.
The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company is making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated.
In addition to these important factors and matters discussed elsewhere herein, including under the heading “Item 3. Key Information—D. Risk Factors,” and in the documents incorporated by reference herein, important factors that, in its view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:
•	the strength of world economies;
•	fluctuations in currencies and interest rates;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in demand in the dry-bulk shipping industry;
•	changes in the supply of vessels, including when caused by new newbuilding vessel orders or changes to or terminations of existing orders, and vessel scrapping levels;
•	changes in the Company's operating expenses, including bunker prices, crew costs, drydocking and insurance costs;
•	the Company’s future operating or financial results;
•
availability of financing and refinancing and changes to the Company’s financial condition and liquidity, including the Company’s ability to pay amounts that it owes and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities and the Company’s ability to obtain financing and comply with the restrictions and other covenants in the Company’s financing arrangements;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	potential liability from pending or future litigation;
•
compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;

•	the impact of the discontinuance of LIBOR after 2021 on interest rates on any credit facilities the Company may enter into in the future;
•	the failure of counter parties to fully perform their contracts with the Company;
•	the Company’s dependence on key personnel;
•	adequacy of insurance coverage;
•	the volatility of the price of the Company’s common shares;
•	the Company’s incorporation under the laws of the Marshall Islands and the different rights to relief that may be available compared to other countries, including the United States;
•	general domestic and international political conditions or labor disruptions;
•	acts by terrorists or acts of piracy on ocean-going vessels;
•	the length and severity of the continuing novel coronavirus (COVID-19) outbreak and its impact in the dry-bulk shipping industry;
•	potential disruption of shipping routes due to accidents or political events; and
•	other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC, and the Nasdaq Capital Market.
This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. The Company may also from time to time make forward-looking statements in other documents and reports that are filed with or submitted to the Commission, in other information sent to the Company’s security holders, and in other written materials. The Company also cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The Company undertakes no obligation to publicly update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law.

EXPLANATORY NOTE
The Spin-Off
The board of directors of Diana Shipping Inc. (the “Parent”), a public company organized under the laws of the Republic of the Marshall Islands, has approved the contribution of three of its vessel-owning subsidiaries (the “OceanPal Inc. Predecessors”) together with $1.0 million in working capital to the Company in exchange for all of our issued and outstanding shares of common stock, par value $0.01 per share (the “common shares”) and the distribution of all of our issued and outstanding common shares to the Parent’s shareholders (the “Spin-Off”).  In addition, the Parent will receive Series B Preferred Shares (the “Series B Preferred Shares”) in exchange for the contribution of the OceanPal Inc. Predecessors and working capital to us, which Series B Preferred Shares will entitle the Parent the right to cast a number of votes for all matters on which our shareholders are entitled to vote of up to 34% of the total number of votes entitled to vote on such matter, but will have no economic rights. Please see “Item 10.A. Share Capital – Series B Preferred Stock”. In addition, the Parent will receive 10,000 of our Series C Convertible Preferred Shares (the “Series C Preferred Shares”), which will have a cumulative preferred dividend accruing at the rate of 8.0% per annum which may be paid in cash or, at our election, in kind and will contain a liquidation preference equal to their stated value and will be convertible into common shares at the Parent’s option commencing upon the first anniversary of the original issue date, at a conversion price equal to the lesser of $6.50 and the 10-trading day trailing VWAP of our common shares, subject to certain adjustments. The Parent will not distribute the Series B Preferred Shares or the Series C Preferred Shares to its shareholders in connection with the Spin-Off and the Series B and Series C Preferred Shares are non-transferable. Additionally, we have been granted a right of first refusal over six identified drybulk carriers currently owned by the Parent.  Pursuant to this right of first refusal, we have the right, but not the obligation, to purchase one or all of the six identified vessels when and if the Parent determines to sell the vessels at fair market value at the time of sale. Further, we have entered into an agreement with the Parent pursuant to which the Parent has agreed not to compete with us for vessel acquisition or chartering opportunities to the extent that such acquisition or chartering opportunities are suitable for us or one of our vessels.
The Company was incorporated by the Parent under the laws of the Republic of the Marshall Islands on April 15, 2021 to serve as the holding company of the OceanPal Inc. Predecessors in connection with the Spin-Off.  The Parent will contribute the OceanPal Inc. Predecessors to us prior to the Spin-Off, and, as the sole shareholder of the Company, intends to distribute all of the Company's common shares to its shareholders on a pro rata basis as soon as practicable after the effectiveness of this registration statement.
Shareholders of the Parent will receive one of our common shares for every 10 shares of Parent’s common stock owned at the close of business on November 3, 2021.  Any fractional shares will be rounded up to the nearest whole share.
Under this registration statement on Form 20-F, the Company is applying to register its common shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our common shares have been approved for listing on the Nasdaq Capital Market under the ticker symbol “OP”. Upon consummation of the Spin-Off and the successful listing of our common shares on the Nasdaq Capital Market, we and Parent will be independent publicly traded companies with separate boards of directors and management, although, at the time of the Spin-Off, certain of the directors and officers of the Parent will hold similar positions at the Company.
The financial statements presented in this registration statement are carve-out financial statements of the Parent’s consolidated historical financial statements. The carve-out financial statements in this registration statement include combined audited carve-out financial statements of the OceanPal Inc. Predecessors for the fiscal years ended December 31, 2020 and 2019 and combined unaudited carve-out financial statements of the OceanPal Inc. Predecessors for the six-month periods ended June 30, 2021 and 2020.
Unless otherwise indicated or required by the context in this registration statement, the Company’s disclosure assumes that the consummation of the Spin-Off has occurred. Although we may not acquire the OceanPal Inc. Predecessors until shortly before the Spin-Off, the operating and other statistical information with respect to our business is presented as of and for the period ended December 31, 2020 and 2019, and June 30, 2021 and 2020, unless otherwise indicated, as if the Company owned such businesses as of such date.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
A. Directors and Senior Management
The following table lists the names of our directors and executive officers. The business address for each of our executive officers and directors is Pendelis 26, 17564 Palaio Faliro, Athens, Greece.
Name	Age	Position
Semiramis Paliou	47	Director and Chairperson
Eleftherios Papatrifon	51	Director and Chief Executive Officer
Ioannis Zafirakis	50	Director, President, Interim Chief Financial Officer and Secretary
Styliani Alexandra Sougioultzoglou	47	Director
Grigorios-Filippos Psaltis	46	Director
Nikolaos Veraros	51	Director
Alexios Chrysochoidis	48	Director

B. Advisers
Our U.S. Legal counsel is Seward & Kissel LLP, One Battery Park Plaza, New York, New York, 10004.
C. Auditors
Our auditors are Ernst and Young (Hellas), Certified Auditors Accountants S.A.
Item 2. Offer Statistics and Expected Timetable
Not Applicable.
Item 3. Key Information
A. [Reserved]
B. Capitalization and Indebtedness
The following table sets forth our capitalization as of June 30, 2021 since when there have been no significant changes thereof. The financial data included herein has been prepared in accordance with U.S. GAAP. This table should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” and the interim unaudited carve-out combined financial statements, the annual audited carve-out combined financial statements and other information provided in this registration statement.
As of June 30, 2021
Actual (1)
(in U.S. dollars)
Parent equity
Parent investment	140,925,220
Accumulated deficit	(108,539,148)
Parent equity, net	$32,386,072

Total capitalization	$32,386,072

(1) There have been no significant changes to our capitalization since June 30, 2021.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.

D. Risk Factors
Summary of Risk Factors
The below bullets summarize the principal risk factors related to an investment in our Company.
Industry Specific Risk Factors
•
Charter hire rates for dry bulk carriers are volatile, which may adversely affect our earnings, revenue and profitability and ability to comply with loan covenants in any future borrowing facilities we may enter into.

•
The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows, and ability to obtain additional financing or refinance any future credit facilities on acceptable terms which may negatively impact our business.

•	The U.K.’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.
•	Regulations relating to ballast water discharge may adversely affect our revenues and profitability.
•	Outbreaks of epidemic and pandemic diseases, including COVID-19, and governmental responses thereto could adversely affect our business.
•	Our operating results are subject to seasonal fluctuations, which could affect our operating results.
•	An increase in the price of fuel may adversely affect our profits.
•	We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.
•	The operation of dry bulk carriers has certain unique operational risks which could affect our earnings and cash flow.
•
If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governmental authorities, it could lead to monetary fines or penalties and may adversely affect our reputation and the market for our securities.

•	We conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.
•	Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.
•	Changing laws and evolving reporting requirements could have an adverse effect on our business.
Company Specific Risk Factors
•
The market values of our vessels have declined in recent years and may further decline, which could limit the amount of funds that we can borrow in the future, trigger breaches of certain financial covenants contained in any future borrowing facilities we may enter into, and adversely affect our operating results, and we may incur a loss if we sell vessels following a decline in their market values.

•	We charter some of our vessels on short-term time charters in a volatile shipping industry and a decline in charter hire rates could affect our results of operations and our ability to pay dividends.
•	A cyber-attack could materially disrupt our business.

•	Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
•
Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

•	Our earnings may be adversely affected if we are not able to take advantage of favorable charter rates.
•
We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

•
In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result, we may be unable to employ our vessels profitably.

•	We may in the future be unable to retain and recruit qualified key executives, key employees or key consultants, may delay our development efforts or otherwise harm our business.
•	Technological innovation and quality and efficiency requirements from our customers could reduce our charterhire income and the value of our vessels.
•	We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.
•	Our vessels may suffer damage and we may face unexpected drydocking costs, which could adversely affect our cash flow and financial condition.
•	We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.
•	Volatility of LIBOR and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.
•	We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.
•	Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
•	The Company may be subject to United States federal income tax on United States source income, which may reduce the Company’s earnings.
•	United States tax authorities could treat the Company as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States holders.
Risks Relating to Our Common Stock
•	We cannot assure you that our board of directors will pay dividends in the future.
•
The market price of our common stock may fluctuate widely and there is no guarantee that an active and liquid public market for you to resell our common stock will develop or be maintained in the future.

•
Since we are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law, you may have more difficulty protecting your interests than shareholders of a U.S. corporation.

•	Certain existing shareholders, including the Parent, will be able to exert considerable control over matters on which our shareholders are entitled to vote.

•	Future sales of our common stock could cause the market price of our common stock to decline.
•
Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Risk Factors
Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our securities. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, cash available for the payment of dividends on our shares, or the trading price of our securities.
Industry Specific Risk Factors
Charter hire rates for dry bulk carriers are volatile, which may adversely affect our earnings, revenue and profitability.
The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk carriers has varied widely. When we charter our vessels pursuant to spot or short-term time charters, we are exposed to changes in spot market and short-term charter rates for dry bulk carriers and such changes may affect our earnings and the value of our dry bulk carriers at any given time. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or pay any dividends in the future. Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. A significant decrease in charter rates would affect asset values and adversely affect our profitability, cash flows and may cause asset values to decline, and we may have to record an impairment charge in our consolidated financial statements which could adversely affect our financial results.
Factors that influence demand for dry bulk vessel capacity include:
•	supply of and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;
•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;
•	the location of regional and global exploration, production and manufacturing facilities;
•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;
•	the globalization of production and manufacturing;
•	global and regional economic and political conditions, including armed conflicts, terrorist activities, embargoes, strikes, tariffs and “trade wars,”
•	economic slowdowns caused by public health events such as the recent COVID-19 outbreak;
•	natural disasters and other disruptions in international trade;
•	disruptions and developments in international trade;
•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea and trade patterns;
•	environmental and other regulatory developments;

•	currency exchange rates; and
•	weather.
Factors that influence the supply of dry bulk vessel capacity include:
•	the number of newbuilding orders and deliveries, including slippage in deliveries;
•	the number of shipyards and ability of shipyards to deliver vessels;
•	port and canal congestion;
•	the scrapping rate of older vessels;
•	speed of vessel operation;
•	vessel casualties;
•	the number of vessels that are out of service, namely those that are laid-up, dry-docked, awaiting repairs or otherwise not available for hire; and
•	sanctions (in particular, sanctions on Iran and Venezuela, amongst others).
In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage costs, the efficiency and age profile of the existing dry bulk fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.
We anticipate that the future demand for our dry bulk carriers will be dependent upon economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global dry bulk carrier fleet and the sources and supply of dry bulk cargo transported by sea. While there has been a general decrease in new dry bulk carrier ordering since 2014, the capacity of the global dry bulk carrier fleet could increase and economic growth may not resume in areas that have experienced a recession or continue in other areas. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.
The dry bulk carrier charter market remains significantly below its historic high and may have an adverse effect on our revenues, earnings and profitability.
The Baltic Dry Index, or the BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market and has been very volatile in recent years. The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then, reaching a record low of 290 in February 2016. In 2020, the BDI ranged from a low of 393 in May to a high of 2,097 in October, increased to a high of 5,650 on October 7, 2021, and dropped to 2,591 on November 16, 2021. There can be no assurance that the dry bulk charter market will continue to improve in the future. The volatility in charter rates in the dry bulk market affects our earnings and results of operations and also affects the value of our dry bulk vessels, which follows the trends of dry bulk charter rates.
Volatility in the dry bulk carrier charter market has had and may continue to have additional adverse consequences for our industry, including an absence of financing for vessels, no active secondhand market for the sale of vessels, charterers seeking to renegotiate the rates for existing time charters, and widespread loan covenant defaults in the dry bulk shipping industry. Accordingly, the value of our common shares could be substantially reduced or eliminated.

The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows, and ability to obtain additional financing or refinance any future credit facilities on acceptable terms which may negatively impact our business.
Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, due in part to fears associated with the spread of COVID-19 (as more fully described below), global financial markets, and starting in late February, financial markets in the U.S., experienced even greater relative volatility and may continue as COVID-19 pandemic and governmental responses continues to develop. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the repricing of credit risk and the current economic conditions, may make it difficult to obtain financing in the future. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our shareholders or preclude us from issuing equity at all. Economic conditions may also adversely affect the market price of our common shares.
Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the availability and cost of obtaining money from the public and private equity and debt markets has become more difficult. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers and other market participants, including equity and debt investors, and some have been unwilling to invest on attractive terms or even at all. Due to these factors, we cannot be certain that additional financing will be available if needed and to the extent required, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
Credit markets in the United States and Europe have in the past experienced significant contraction, deleveraging and reduced liquidity, and there is a risk that the U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, disrupted and volatile. We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors which may have a material adverse effect on our results of operations and financial condition and may cause the price of our common shares to decline.
The U.K.’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.
In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum (informally known as “Brexit”), a process that the government of the U.K. formally initiated in March 2017. Since then, the U.K. and the EU have been negotiating the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the EU on January 31, 2020, although a transition period remained in place until December 2020, during which the U.K. was subject to the rules and regulations of the EU. On December 24, 2020, the U.K. and the EU entered into a trade and cooperation agreement (the “Trade and Cooperation Agreement”), which was applied on a provisional basis from January 1, 2021. While the new economic relationship does not match the relationship that existed during the time the U.K. was a member state of the EU, the Trade and Cooperation Agreement sets out preferential arrangements in certain areas such as trade in goods and in services, digital trade and intellectual property. Negotiations between the U.K. and the EU are expected to continue in relation to other areas which are not covered by the Trade and Cooperation Agreement. The long-term effects of Brexit will depend on the effects of the implementation and application of the Trade and Cooperation Agreement and any other relevant agreements between the U.K. and EU. Brexit has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments and uncertainties, or the perception that any of them may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.
Brexit contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets.

Regulations relating to ballast water discharge may adversely affect our revenues and profitability.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention ('IOPP') renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 Discharge Performance Standard ('D-2 standard') on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. We currently have one vessel that has to comply with the updated guideline by mid-2022 and costs of compliance may be substantial and adversely affect our revenues and profitability.
Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance, and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.
An over-supply of dry bulk carrier capacity may depress the current charter rates and, in turn, adversely affect our profitability.
The market supply of dry bulk carriers has increased materially since 2009 due to a high level of new deliveries in the last few years. Although dry bulk newbuilding deliveries have tapered off since 2014, newbuildings continued to be delivered through the end of 2018. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity could prolong the period during which low charter rates prevail.
Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and stock price.
The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:
•	marine disaster;
•	acts of God;
•	terrorism;
•	environmental accidents;
•	cargo and property losses or damage;
•
business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes or adverse weather conditions; and

•	piracy.
These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, and market disruptions, delay or rerouting, which may also subject us to litigation. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs and maintenance are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels in an environmental disaster may also harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss which could negatively impact our business, financial condition, results of operations and available cash.

In addition, international shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.
World events could affect our results of operations and financial condition.
Continuing conflicts and recent developments in the Middle East, including increased tensions between the U.S. and Iran, as well as other geographic countries and areas, geopolitical events such as Brexit, terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea, may lead to armed conflict or acts of terrorism around the world, which may contribute to further economic instability in the global financial markets, and international commerce. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden off the coast of Somalia and, in particular the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in 2019, which have declined during 2020 and 2021. Any of these occurrences could have a material adverse impact on our operating results. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.
Outbreaks of epidemic and pandemic diseases, including COVID-19, and governmental responses thereto could adversely affect our business.
Global public health threats, such as COVID-19 (as described more fully below), influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, as well as the operations of our customers. The ongoing COVID-19 pandemic has, among other things, caused delays and uncertainties relating to newbuildings, drydockings and other functions of shipyards.
The ongoing outbreak of the novel coronavirus (COVID-19) has already caused severe global disruptions and may continue to negatively economic conditions regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries continue to impose travel bans, quarantines and other emergency public health measures. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures, are likely to continue to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. Uncertainties regarding the economic impact of the COVID-19 outbreak is likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. As a result of these measures, our vessels may not be able to call on ports, or may be restricted from disembarking from ports, located in regions affected by the outbreak. In addition we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew change, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, amongst other potential consequences attendant to epidemic and pandemic diseases.
The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely. Moreover, we face significant risks to our personnel and operations due to the COVID-19 pandemic. Our crews face risk of exposure to COVID-19 as a result of travel to ports in which cases of COVID-19 have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas that have been impacted by the spread of COVID-19.
Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2020, vessel operators experienced and may continue to experience disruptions to normal vessel operations caused by increased deviation time associated with positioning vessels to countries in which they can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We expect to incur increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment.
The COVID-19 pandemic and measures in place against the spread of the virus have led to a highly difficult environment in which to dispose of vessels given difficulty to physically inspect vessels. The impact of COVID-19 has also resulted in reduced industrial activity in China with temporary closures of factories and other facilities, labor shortages and restrictions on travel. We believe these disruptions along with other seasonal factors, including lower demand for some of the cargoes we carry such as iron ore and coal, contributed to lower drybulk rates in 2020.
Epidemics may also affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. Organizations across industries, including ours, are rightly focusing on their employees’ well-being, while making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged or even required to operate remotely which significantly increases the risk of cyber security attacks.
At present, it is not possible to ascertain the overall impact of COVID-19 on our business. However, the occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to pay dividends.
The extent of the COVID-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, any resurgence or mutation of the virus, the continued availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public’s response to such measures. There continues to be a high level of uncertainty relating to how the pandemic will evolve, how governments and consumers will react and progress on the approval and distribution of vaccines, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, the ultimate severity of the COVID-19 outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our future operations, which impact could be material and adverse, particularly if the pandemic continues to evolve into a severe worldwide health crisis.
Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia, Sulu Sea and Celebes Sea and in particular the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in 2019. Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur. Acts of piracy could result in harm or danger to the crews that man our vessels. In addition, if these piracy attacks occur in regions in which our vessels are deployed that insurers characterized as “war risk” zones or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charterhire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and earnings.
Our operating results are subject to seasonal fluctuations, which could affect our operating results.
We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues may be stronger in fiscal quarters ended December 31 and March 31. While this seasonality will not directly affect our operating results, it could materially affect our operating results to the extent our vessels are employed in the spot market in the future.
An increase in the price of fuel may adversely affect our profits.
While we generally will not bear the cost of fuel or bunkers for vessels operating on time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. Fuel is also a significant, if not the largest, expense in shipping when vessels are under voyage charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply of and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries, or OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. In March 2020 the price of oil decreased significantly due to economic conditions and an increase in oil production. However, fuel prices have increased since then and may continue to increase in the future, including as a result of the continuing impact new regulations mandating a reduction in sulfur emissions to 0.5% as of January 2020. An increase in oil price in the future may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. Other future regulations may have a similar impact.
We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.
Our business and the operations of our vessels are materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions (including greenhouse gases), water discharges and ballast water management. These regulations include, but are not limited to, European Union regulations, the U.S. Oil Pollution Act of 1990, requirements of the U.S. Coast Guard, or USCG and the U.S. Environmental Protection Agency, the U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) , the U.S. Clean Water Act, and the U.S. Maritime Transportation Security Act of 2002, and regulations of the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1973, as modified by the Protocol of 1978, collectively referred to as MARPOL 73/78 or MARPOL, including designations of Emission Control Areas, thereunder, SOLAS, the International Convention on Load Lines of 1966, the International Convention of Civil Liability for Bunker Oil Pollution Damage, and the ISM Code. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or the impact thereof on the re-sale price or useful life of any vessel that we own or will acquire. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. Government regulation of vessels, particularly in the areas of safety and environmental requirements, continue to change, requiring us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. In addition, we may incur significant costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential environmental violations and in obtaining insurance coverage.
In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, approvals and financial assurances with respect to our operations. Our failure to maintain necessary permits, licenses, certificates, approvals or financial assurances could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.
Environmental requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including for cleanup obligations and natural resource damages, in the event that there is a release of petroleum or hazardous substances from our vessels or otherwise in connection with our operations. We could also become associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels.
Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.
International shipping is subject to various security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. These security procedures may result in cargo seizure, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us.
It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and earnings.
The operation of dry bulk carriers has certain unique operational risks which could affect our earnings and cash flow.
The international shipping industry is an inherently risky business involving global operations. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.
Furthermore, the operation of vessels, such as dry bulk carriers, has certain unique risks. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels' holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads leading to the loss of a vessel. If we are unable to adequately repair our vessels after such damages, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, earnings, and ability to pay dividends, if any, in the future. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.
We cannot assure you that we will be adequately insured against all risks or that we will be able to obtain adequate insurance coverage at reasonable rates for our vessels in the future. For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. Additionally, our insurers may refuse to pay particular claims. Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition.
If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governmental authorities, it could lead to monetary fines or penalties and may adversely affect our reputation and the market for our securities.
If our vessels call on ports or operate in countries subject to sanctions and embargoes imposed by the U.S. government or other governmental authorities (“Sanctioned Jurisdictions”) in violation of sanctions or embargoes laws, such activities may result in a sanctions violation and we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could adversely affected. Although we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may call on ports located in Sanctioned Jurisdictions on charterer’s instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our securities could be adversely affected.
The U.S. and other sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions or embargoes imposed by the governments of the U.S., the EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could negatively impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
We expect that our vessels will call in ports in areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows and financial condition.
Maritime claimants could arrest or attach our vessels, which would interrupt our business or have a negative effect on our cash flows.
Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders, and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of funds to have the arrest or attachment lifted, which would have a negative effect on our cash flows.
In addition, in some jurisdictions, such as South Africa, under the “sister-ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant's maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister-ship” liability against one vessel in our fleet for claims relating to another of our ships.
We conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.
Some of our vessels may be chartered to Chinese customers and from time to time on our charterers' instructions, our vessels may call on Chinese ports. Such charters and voyages may be subject to regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Applicable laws and regulations in China may not be well publicized and may not be known to us or to our charterers in advance of us or our charterers becoming subject to them, and the implementation of such laws and regulations may be inconsistent. Changes in Chinese laws and regulations, including with regards to tax matters, or changes in their implementation by local authorities could affect our vessels if chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse impact on our business, financial condition and results of operations.
Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.
A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues and reduce the amount of cash we may have available for distribution as dividends to our shareholders, if any such dividends are declared.
Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.
We may operate in a number of countries throughout the world, including countries suspected to have a risk of corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted measures designed to ensure compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”). We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, earnings or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
Changing laws and evolving reporting requirements could have an adverse effect on our business.
Changing laws, regulations and standards relating to reporting requirements, including the European Union General Data Protection Regulation, or GDPR, may create additional compliance requirements for us.

GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR has become enforceable on May 25, 2018 and non-compliance may expose entities to significant fines or other regulatory claims which could have an adverse effect on our business, financial condition, and operations.
Company Specific Risk Factors
The market values of our vessels have declined in recent years and may further decline, which could limit the amount of funds that we can borrow, or adversely affect our operating results, and we may incur a loss if we sell vessels following a decline in their market values.
The market values of our vessels, which are related to prevailing freight charter rates, have declined significantly in recent years. While the market values of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary.
The market values of our vessels have generally experienced high volatility, and you should expect the market values of our vessels to fluctuate depending on a number of factors including:
•	the prevailing level of charter hire rates;
•	general economic and market conditions affecting the shipping industry;
•	competition from other shipping companies and other modes of transportation;
•	the types, sizes and ages of vessels;
•	the supply of and demand for vessels;
•	applicable governmental or other regulations;
•	technological advances;
•	the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise; and
•	the cost of newbuildings.
The market values of our vessels are at low levels compared to historical averages and if the market values of our vessels were to decline further, we may not be able to comply with certain covenants contained in any future loan facilities we enter into and we may not be able to incur debt on terms that are acceptable to us or at all or to refinance any debt we may have in the future.
Furthermore, if we sell any of our owned vessels at a time when prices are depressed, our business, results of operations, cash flow and financial condition could be adversely affected. Moreover, if we sell a vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings. In addition, if vessel values persist or decline further, we may have to record an impairment adjustment in our financial statements which could adversely affect our financial results.
We charter our vessels on short-term time charters in a volatile shipping industry and a decline in charter hire rates could affect our results of operations and our ability to pay dividends.
Although significant exposure to short-term time charters is not unusual in the dry bulk shipping industry, the short-term time charter market is highly competitive and spot market charter hire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity. While the short-term time charter market may enable us to benefit in periods of increasing charter hire rates, we must consistently renew our charters and this dependence makes us vulnerable to declining charter rates. As a result of the volatility in the dry bulk carrier charter market, we may not be able to employ our vessels upon the termination of their existing charters at their current charter hire rates or at all. The dry bulk carrier charter market is volatile, and in the recent past, short-term time charter and spot market charter rates for some dry bulk carriers declined below the operating costs of those vessels before rising. We cannot assure you that future charter hire rates will enable us to operate our vessels profitably, or to pay dividends.

We and our principal officers and directors have affiliations with Diana Shipping Inc. (“Parent”), Steamship Shipbroking Enterprises Inc. (“Steamship”) and Diana Wilhelmsen Management Limited (“DWM”) that could create conflicts of interest detrimental to us.
Our principal officers and directors are also principals, officers and employees of Parent, Steamship and DWM. These responsibilities and relationships could create conflicts of interest between us and Parent, Steamship or DWM. Conflicts may also arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels that are or may be managed in the future by Steamship or DWM and that are owned by Parent. While we have entered into a non-competition agreement with Diana Shipping, we cannot assure you that such agreement will successfully address all potential conflicts of interest that arise or that all conflicts will be resolved in our favor. Circumstances in any of these instances may make one decision advantageous to us but detrimental to Parent, Steamship or DWM, and vice versa.
Companies affiliated with Parent or Steamship or with our officers and directors, may acquire vessels that compete with our fleet.
Parent and other entities affiliated with Parent, or with our officers and directors, own dry bulk vessels and may acquire additional dry bulk vessels in the future. These vessels could be in competition with our fleet, and other companies affiliated with Parent or Steamship might be faced with conflicts of interest with respect to their own interests and their obligations to us. We cannot assure you that such conflicts will be resolved in our favor.
Certain of our officers and directors participate in business activities not associated with us, and do not devote all of their time to our business, which may create conflicts of interest and hinder our ability to operate successfully.
Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chairperson and Director, Mrs. Semiramis Paliou, also serves as Chief Executive Officer and a Director of Diana Shipping Inc.; our Chief Executive Officer and Director, Mr. Eleftherios A. Paratrifon, also serves as Chief Operating Officer of Diana Shipping Inc.; and our Director, President, Interim Chief Financial Officer and Secretary, Mr. Ioannis Zafirakis, also serves as Chief Strategy Officer, Chief Financial Officer, Treasurer and a Director of Diana Shipping Inc. Mrs. Paliou, Mr. Papatrifon and Mr. Zafirakis also serve on our Executive Committee. As a result, Mrs. Paliou, Mr. Papatrifon and Mr. Zafirakis have fiduciary duties to manage the business of Diana Shipping Inc. and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, they may encounter situations in which their fiduciary obligations to Diana Shipping Inc. and us are in conflict. We use our best efforts to cause compliance with all applicable laws and regulations in addressing such conflicts of interest. Our executive officers participate in business activities not associated with us and are not required to work full-time on our affairs. Our executive officers may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of other companies with which they may be affiliated, including Diana Shipping Inc. Their other business activities may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We depend entirely on DWM and Steamship to provide the management of our fleet.  The termination of our arrangements with DWM or Steamship, or DWM’s or Steamship’s failure to perform their obligations under our management agreements with them, may temporarily adversely affect our operations.
DWM or Steamship may fail to perform their obligations to us or may terminate their management agreement with us other than in accordance with the terms of our management agreements with them, either of which could adversely affect our operations during the process of identifying a replacement for DWM or Steamship (as applicable) and have a material adverse effect on our financial condition and results of our operations.
Rising crew costs could adversely affect our results of operations.
Due to an increase in the size of the global shipping fleet, the limited supply of and increased demand for crew has created upward pressure on crew costs. Continued higher crew costs or further increases in crew costs could adversely affect our results of operations.
A cyber-attack could materially disrupt our business.
We rely on information technology systems and networks in our operations and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the International Maritime Organization’s Marine Environment Protection Committee (“MEPC”) announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies ―levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.
Since January 1, 2020, ships have to either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement (discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.
Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.
Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.
We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us. If we do not meet these standards, our business and/or our ability to access capital could be harmed.
Additionally, certain investors and lenders may exclude companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our then indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

The Public Company Accounting Oversight Board inspection of our independent accounting firm could lead to findings in our auditors’ reports and challenge the accuracy of our published audited consolidated financial statements.
Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. For several years certain European Union countries, including Greece, did not permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they were part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB was prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike stockholders of most U.S. public companies, we and our stockholders were deprived of the possible benefits of such inspections. Since 2015, Greece has agreed to allow the PCAOB to conduct inspections of accounting firms operating in Greece. In the future, such PCAOB inspections could result in findings in our auditors’ quality control procedures, question the validity of the auditor’s reports on our published consolidated financial statements and the effectiveness of our internal control over financial reporting, and cast doubt upon the accuracy of our published audited financial statements.
Our earnings may be adversely affected if we are not able to take advantage of favorable charter rates.
Currently, our vessels are fixed on short to medium-term time charters. We may extend the charter periods for the vessels in our fleet, including additional dry bulk carriers that we may purchase in the future, to take advantage of the relatively stable cash flow and high utilization rates that are associated with long-term time charters. While we believe that long-term charters provide us with relatively stable cash flows and higher utilization rates than shorter-term charters, our vessels that are committed to long-term charters may not be available for employment on short-term charters during periods of increasing short-term charter hire rates when these charters may be more profitable than long-term charters.
Investment in derivative instruments such as forward freight agreements could result in losses.
From time to time, we may take positions in derivative instruments including forward freight agreements, or FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operations and cash flows.
We may have difficulty effectively managing any growth, which may adversely affect our earnings.
The growth of our fleet in the future may impose significant additional responsibilities on our management and staff. We expect to grow our fleet further in the future and this may require us to increase the number of our personnel. We may also have to increase our customer base to provide continued employment for the new vessels.
Any future growth will primarily depend on our ability to:
•	locate and acquire suitable vessels;
•	identify and consummate acquisitions or joint ventures;
•	enhance our customer base;
•	manage our expansion; and
•	obtain required financing on acceptable terms.
Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies, obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure. We cannot give any assurance that we will be successful in executing any future growth plans or that we will not incur significant expenses and losses in connection with our future growth.

Purchasing and operating secondhand vessels may result in increased operating costs and reduced operating days, which may adversely affect our earnings.
While we have the right to inspect previously owned vessels prior to our purchase of them and we expect to inspect secondhand vessels that we acquire, such inspections do not provide us with the same knowledge about their condition that we would have if these vessels had been built for, and operated exclusively by, us. A secondhand vessel may have conditions or defects that we were not aware of when we bought the vessel, and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into drydock, which would reduce our operating days. Furthermore, we usually do not receive the benefit of warranties on secondhand vessels.
We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.
We enter into, among other things, charter parties with our customers. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessels, and any new charter arrangements we secure may be at lower rates. As a result, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result, we may be unable to employ our vessels profitably.
We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of dry bulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources than us could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. If we are unable to successfully compete with other dry bulk shipping companies, our results of operations may be adversely impacted.
We may in the future be unable to retain and recruit qualified key executives, key employees or key consultants, may delay our development efforts or otherwise harm our business.
Our future development and prospects depend to a large degree on the experience, performance and continued service of our senior management team. Retention of these services or the identification of suitable replacements in case of future vacancies cannot be guaranteed. There can be no guarantee that the services of the current directors and senior management team will be retained, or that suitably skilled and qualified individuals can be identified and employed, which may adversely impact our ability to commercial and financial performance. The loss of the services of any of the directors or other members of the senior management team and the costs of recruiting replacements may have a material adverse effect on our commercial and financial performance as well. If we are unable to hire, train and retain such personnel in a timely manner, our operations could be delayed and our ability to grow our business will be impaired and the delay and inability may have a detrimental effect upon our performance.
We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.
Our success depends to a significant extent upon the abilities and efforts of our management team, our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not currently, nor do we intend to, maintain “key man” life insurance on any of our officers or other members of our management team.

Technological innovation and quality and efficiency requirements from our customers could reduce our charterhire income and the value of our vessels.
Our customers, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. This could have an adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends.
We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.
We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs.
Our vessels may suffer damage and we may face unexpected drydocking costs, which could adversely affect our cash flow and financial condition.
If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. The loss of earnings while a vessel is being repaired and repositioned, as well as the actual cost of these repairs not covered by our insurance, would decrease our earnings and available cash. We may not have insurance that is sufficient to cover all or any of the costs or losses for damages to our vessels and may have to pay drydocking costs not covered by our insurance.
The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.
In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Currently, our fleet consists of three vessels in operation, having a combined carrying capacity of 319,131 dead weight tons, or dwt, and a weighted average age of 16.6 years as of November 17, 2021. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
We may be exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.
We generate all of our revenues in U.S. dollars and most of our expenses are in U.S. dollars. Although our expenses are not significantly affected by fluctuations in exchange rates, they may be affected in the future and this could affect the amount of net income that we report in future periods. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may employ such instruments from time to time in the future in order to minimize any such risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Volatility of LIBOR and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.
The London Interbank Offered Rate (“LIBOR”) is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. On November 30, 2020, ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced plans to consult on ceasing publication of U.S. Dollar LIBOR on December 31, 2021 for only the one-week and two-month U.S. Dollar LIBOR tenors, and on June 30, 2023 for all other U.S. Dollar LIBOR tenors. The United States Federal Reserve concurrently issued a statement advising banks to stop new U.S. Dollar LIBOR issuances by the end of 2021. Such announcements indicate that the continuation of LIBOR on the current basis will not be guaranteed after 2021.
The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of variable rate indebtedness and obligations. LIBOR has been volatile in the past, with the spread between LIBOR and the prime lending rate widening significantly at times. Because the interest rates fluctuate with changes in LIBOR, significant changes in LIBOR could have a material effect on the amount of interest payable on any debt we may have in the future, which in turn, could have an adverse effect on our financial condition.
Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due in part to uncertainty relating to the LIBOR calculation process, in recent years, as discussed above it is likely that LIBOR will be phased out in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow. In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition from LIBOR to SOFR could be significant for us.
In order to manage our exposure to interest rate fluctuations, we may use interest rate derivatives to effectively fix an amount of any floating rate debt obligations we may have in the future. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates.
We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.
We derive a significant part of our revenues from a small number of charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.
We are an “emerging growth company” and we cannot be certain that the reduced disclosure and other requirements applicable to emerging growth companies will not make our common shares less attractive to investors.
We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act (“JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.
In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) for so long as we are an emerging growth company.
For as long as we take advantage of the reduced reporting obligations, the information that we provide our shareholders may be different from information provided by other public companies.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.
We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we may not be able to satisfy our financial obligations.
Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
We are organized under the laws of the Marshall Islands, and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for someone to bring an action against us or against these individuals in the United States if they believe that their rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict them from enforcing a judgment against our assets or the assets of our directors or officers.
The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.
We are incorporated under the laws of the Republic of the Marshall Islands and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.
If we expand our business further, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels.
Our current operating and financial systems may not be adequate if we further expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, if we expand our fleet further, we will need to recruit suitable additional seafarers and management personnel. While we have not experienced any difficulty in recruiting to date, we cannot guarantee that we will be able to continue to hire suitable employees if we expand our fleet. If we or our crewing agents encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees should we determine to expand our fleet, our financial performance may be adversely affected, among other things.
The Company may be subject to United States federal income tax on United States source income, which may reduce the Company’s earnings.
Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the regulations promulgated thereunder.
After the Spin-Off, it is expected that the Company will qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption after the offering and thereby become subject to United States federal income tax on our United States source income. For example, if shareholders with a five percent or greater interest in the Company’s stock were, in the aggregate, to own 50% or more of our outstanding common shares on more than half the days during the taxable year, we may not be able to qualify for exemption under Section 883. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.
If the Company is not entitled to exemption under Section 883 for any taxable year, the Company, as applicable, could be subject for those years to an effective 2% United States federal income tax on the shipping income such company derives during the year that is attributable to the transport or cargoes to or from the United States. The imposition of this taxation might have a negative effect on the Company’s business and would result in decreased earnings available for distribution to our shareholders. See “Item 10. Additional Information—E. Taxation” for a more comprehensive discussion of U.S. federal income tax considerations.

United States tax authorities could treat the Company as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States holders.
A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In addition, United States shareholders of a PFIC are required to file annual information returns with the United States Internal Revenue Service, or IRS.
Based on the Company’s anticipated method of operations, it is not expected that the Company will be a PFIC with respect to any taxable year. In this regard, it is expected that gross income derived or are deemed to have been derived from time chartering activities will be treated as services income, rather than rental income. Accordingly, it is expected that income from time chartering activities should not constitute “passive income,” and the assets that the Company owns and operates in connection with the production of that income should not constitute passive assets.
There is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, in the absence of legal authority directly relating to PFIC rules, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that the Company is a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations changed.
If the IRS were to find that the Company is or have been a PFIC for any taxable year, our United States shareholders will face adverse United States federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, (which election could itself have adverse consequences for such shareholders, as discussed in the section of this registration statement entitled “Tax Considerations — United States Federal Income Taxation of U.S. Holders”), such shareholders would be subject to U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of the Company’s common shares, as if the excess distribution or gain had been recognized ratably over the United States shareholder’s holding period of the Company’s common shares, as applicable.
Based on the current and expected composition of the Company’s and their respective subsidiaries’ assets and income, it is not anticipated that we will be treated as a PFIC. Actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurances regarding the Company’s status as a PFIC for the current taxable year or any future taxable year. See the discussion in the section of this registration statement entitled “Tax Considerations — United States Federal Income Taxation of U.S. Holders — Passive Foreign Investment Company Status and Significant Tax Consequences.” U.S. Holders are urged to consult with their own tax advisors regarding the possible application of the PFIC rules.
It is not expected that the Spin-Off will qualify for tax-free treatment under Section 355 of the Code.
For U.S. federal income tax purposes, if a corporate division, such as the Spin-Off qualifies for tax-free treatment under Section 355 of the Code, the distribution of our common shares to Parent’s shareholders would generally not be taxable as a distribution and shareholders would allocate a portion of their tax basis in their shares of the Parent received in the Spin-Off. It is not expected that the Spin-Off will satisfy all of the requirements of Section 355 of the Code, and as such the Spin-Off will not be treated as a tax-free corporate division for U.S. federal income tax purposes. Rather, the distribution of our common shares to Parent’s shareholders will be taxable as a distribution for U.S. federal income tax purposes. The tax treatment of the Spin-Off is discussed below at “Tax Considerations – United States Federal Income Taxation of U.S. Holders”.

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands, and as such we are entitled to exemption from certain Nasdaq corporate governance standards. As a result, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.
Our Company's corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. For a list of the practices followed by us in lieu of Nasdaq's corporate governance rules, we refer you to “Item 16G. Corporate Governance” in this registration statement.
Risks Relating to Our Common Stock
We cannot assure you that our board of directors will declare dividend payments in the future.
The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy and provisions of Marshall Islands law affecting the payment of dividends. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of future loan facilities we may enter into, may limit our ability to pay dividends.
Our growth strategy contemplates that we will finance the acquisition of additional vessels through a combination of debt and equity financing on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which could also reduce or even eliminate the amount of cash available for the payment of dividends.
Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends. We can give no assurance that we will reinstate our dividends in the future or when such reinstatement might occur.
In addition, our ability to pay dividends to holders of our common shares will be subject to the rights of holders of our Series C Preferred Shares, which rank prior to our common shares with respect to dividends, distributions and payments upon liquidation. No cash dividend may be paid on our common stock unless full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series C Preferred Shares for all prior and the then-ending dividend periods. Cumulative dividends on our Series C Preferred Shares will accrue at a rate of 8.0% per annum per $1,000 stated liquidation preference per Series C Preferred Share and are payable in cash or, at our election, in kind, quarterly on January 15, April 15, July 15 and October 15 of each year, or, if any such dividend payment date otherwise would fall on a date that is not a business day, the immediately succeeding business day.
If we do not have sufficient cash to pay dividends on our Series C Preferred Shares when due, we may suffer adverse consequences.
Dividends to holders of our Series C Preferred Shares will be paid in cash or, at our election, in kind. If we do not have sufficient cash to pay dividends to holders of our Series C Preferred Shares or otherwise elect to pay dividends on the Series C Preferred Shares in kind, then such additional Series C Preferred Shares issuance will result in additional dividend payment obligations of the Company going forward. In addition, a failure to pay dividends on our Series C Preferred Shares when due will adversely affect our ability to utilize shelf registration statements to sell our securities, which may be an important fund-raising avenue for us in the future.
The market price of our common stock may fluctuate widely in the future, and there is no guarantee that an active and liquid public market for you to resell our common stock in the future will develop or continue.
The market price of our common stock on the Nasdaq Capital Market may be volatile due to factors such as:
•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;
•	mergers and strategic alliances in the dry bulk shipping industry;

•	market conditions in the dry bulk shipping industry;
•	changes in government regulation;
•	shortfalls in our operating results from levels forecast by securities analysts;
•	announcements concerning us or our competitors; and
•	the general state of the securities market.
The dry bulk shipping industry has been highly unpredictable and volatile. The market for common stock in this industry may be equally volatile. Therefore, we cannot assure you that you will be able to sell any of our common stock you may have purchased at a price greater than or equal to its original purchase price, or that you will be able to sell our common stock at all.
Since we are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law, you may have more difficulty protecting your interests than shareholders of a U.S. corporation.
Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a relatively more substantial body of case law.
The Parent will be able to exert considerable control over matters on which our shareholders are entitled to vote.
Following the Spin-Off, Mrs. Semiramis Paliou, our Chairperson and Director, may be deemed to beneficially own approximately 18.2% of our outstanding common stock, which is held indirectly through entities over which she exercises sole voting power. Additionally, in connection with the contribution of the OceanPal Inc. Predecessors to us by the Parent, we will issue 500,000 Series B Preferred Shares to the Parent. These Series B Preferred Shares will vote with our common shares and each Series B Preferred Share will entitle the holder thereof to the right to cast a number of votes for all matters on which our shareholders are entitled to vote of up to 34% of the total number of votes entitled to vote on all matters submitted to a vote of our common shareholders, subject to certain limitations that will prevent the Parent from exercising more than 49% of the aggregate voting authority derived from any voting security then held by the Parent on any matter put to shareholders.  Through its beneficial ownership of the Series B Preferred Shares, the Parent will be able to establish a quorum at any shareholder meeting. In addition, the Parent will receive 10,000 of our Series C Preferred Shares, which will be convertible into common shares at the Parent’s option commencing upon the first anniversary of the original issue date, at a conversion price equal to the lesser of $6.50 and the 10-trading day trailing VWAP of our common shares, subject to certain adjustments. Please see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” While the Parent has no agreement, arrangement or understanding relating to the voting of the Series B Preferred Shares, it is able to influence the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. So long as the Parent continues to own a significant amount of our equity, even though the amount is less than 50% of our voting power, it will continue to be able to exercise considerable influence over our decisions. The interests of the Parent may be different from your interests.
Future sales of our common stock could cause the market price of our common stock to decline.
Our amended and restated articles of incorporation authorize us to issue up to 1,000,000,000 shares of common stock, of which 8,820,382 shares will be issued and outstanding as of the consummation of the Spin-Off, including adjustment for the rounding up of any fractional shares that would be issued in connection with the Spin-Off. The number of shares of common stock available for sale in the public market will be limited by restrictions applicable under securities laws.
Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. The Company has agreed with certain of its executive officers and significant shareholders to register an aggregate of up to 3,060,512 shares of our common stock for resale pursuant to a resale registration statement under the Securities Act of 1933. The Company expects to file such registration statement shortly after the completion of the Spin-off. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.
Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.
Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.
These provisions include:
•	authorizing our board of directors to issue “blank check” preferred stock without shareholder approval;
•	providing for a classified board of directors with staggered, three-year terms;
•	prohibiting cumulative voting in the election of directors;
•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote for the directors;
•	prohibiting shareholder action by written consent;
•	limiting the persons who may call special meetings of shareholders; and
•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.
In addition, prior to the consummation of the Spin-Off, we will adopt a Stockholders Rights Agreement, pursuant to which our board of directors may cause the substantial dilution of any person that attempts to acquire us without the approval of our board of directors.
These anti-takeover provisions, including provisions of our Stockholders Rights Agreement, could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.
Item 4. Information on the Company
A. History and development of the Company
OceanPal Inc., or the Company, was incorporated by the Parent under the laws of the Republic of the Marshall Islands on April 15, 2021 to serve as the holding company of the OceanPal Inc. Predecessors and former vessel owning subsidiaries of the Parent in connection with the Spin-Off.  The Parent will contribute the OceanPal Inc. Predecessors, together with $1.0 million in working capital, to the Company immediately prior to the distribution of OceanPal Inc. common shares, which is expected to happen as soon as practicable following the effectiveness of this registration statement, in exchange for all of our issued and outstanding common shares. The Company will amend its articles of incorporation to increase it authorized share capital to an aggregate of 1,000,000,000 common shares and 100,000,000 preferred shares on or around the business day prior to the date that the Parent distributes our common shares to its shareholders, and will redeem at par value the 500 common shares issued and outstanding as of the date hereof and held by the Parent.
The Company initially submitted this registration statement to the SEC for confidential review on June 24, 2021, pursuant to which the Company is registering its common shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our common shares have been approved for listing on the Nasdaq Capital Market under the ticker symbol “OP” and are expected to commence trading on the business day immediately following the date that the Parent distributes our common shares to its shareholders.
Upon completion of the Spin-Off, the Company will be an independent provider of worldwide ocean-going transportation services. We own and operate three drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers and have a total cargo carrying capacity of approximately 319,131 dwt.  We intend to expand our fleet in the future and may acquire additional dry bulk carriers as well as vessels in other sectors based on our assessment of market conditions. We intend to acquire additional vessels principally in the secondhand market, including acquisitions from unrelated third parties, and we may also acquire additional vessels from Diana Shipping Inc. or other related parties, provided that such related party acquisitions are negotiated and conducted on an arms-length basis. Diana Shipping has granted us a right of first refusal over six identified drybulk carriers currently owned by the Parent. Pursuant to this right of first refusal, we have the right, but not the obligation, to purchase one or all of the six identified vessels when and if the Parent determines to sell the vessels at fair market value at the time of sale.  See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”  We may also enter into newbuilding contracts to the extent that we believe they present attractive opportunities.
Our executive offices are located at Pendelis 26, 175 64 Palaio Faliro, Athens, Greece. Our telephone number at this address is +30-210-9485-360. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. The address of the Company's Internet site is http://www.oceanpal.com.
Reasons for the Spin-Off
While the Parent intends to continue to pursue a chartering strategy of employing its vessels almost exclusively on medium and/or long-term time charter employment, it believes that several factors in the current dry bulk shipping market will result in the standalone fleet of the Company realizing greater shareholder value as compared to continuing to operate in the fleet being contributed to the Company pursuant to the existing Parent company chartering strategy. These factors include the cyclicality in the dry bulk shipping industry, particularly the profitability and volatility in charter hire rates for different types and ages of dry bulk carriers varying widely, and the greater availability of employment opportunities for aged vessels under short duration “spot” charters compared to period oriented time charters. As a result of these factors, the Parent believes that the spread between charter rates in the spot market for older vessels, such as those being contributed to the Company, and newer vessels in the Parent’s fleet will be significantly narrower compared to the spread in the medium and/or long-term time charter market where the majority of the Parent’s vessels are currently employed. As such, the operation of some of the Parent’s existing older vessels by the Company in the current short-term spot market will maximize both the Parent’s and the Company’s shareholders’ returns.
In addition, the vessels that the Parent is contributing to the Company in the Spin-Off are unencumbered and are being contributed to the Company free of debt. While the absence of debt may in the future allow the Company greater borrowing capacity to further grow its fleet, in the near term the unlevered fleet, together with the short-term spot charter strategy, should provide returns to the Company’s shareholders that will more closely track the overall performance of the dry bulk charter market. Lastly, the Parent believes that the combination of the opportunities arising from the spot-oriented chartered vessels set forth above, along with the non-leverage status of the Company, should allow the Company to potentially consider, in the future, a dividend strategy which would further enhance shareholder returns.
The Company is also issuing Series B Preferred Shares to the Parent in order to grant more control to the Parent’s management and to make it more difficult for an unaffiliated shareholder to effect a takeover of the Company without the consent of the existing board of directors in a manner that does not dilute the economic interests of the common shareholders. The Company is issuing the Series C Preferred Shares to the Parent to partially compensate the Parent and its shareholders for the continuing value that the Parent will provide to the Company in connection with the right of refusal over future vessel acquisition and employment opportunities.
B. Business overview
We are a global provider of shipping transportation services. We specialize in the ownership of vessels. Each of our vessels is owned through a separate wholly-owned subsidiary.
As of the date of this registration statement, our operating fleet consists of three dry bulk carriers, of which two are Panamaxes and one is a Capesize vessel, having a combined carrying capacity of 319,131 dwt and a weighted average age of 16.6 years. During 2020 and 2019, the OceanPal Predecessors had a fleet utilization of 94.8% and 92.5%, respectively, achieved daily time charter equivalent rates of $8,235 and $9,883, respectively, and generated revenues of $9.4 million and $12.4 million, respectively.
During the six months ended June 30, 2021 and 2020, the OceanPal Predecessors had a fleet utilization of 99.4% and 93.1%, respectively, achieved daily time charter equivalent rates of $10,997 and $8,466, respectively, and generated revenues of $6.1 million and $4.8 million, respectively.

The following table presents certain information concerning the dry bulk carriers in our fleet, as of November 17, 2021.
	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT
1	PROTEFS	A	$10,650	5.00%	Reachy International (HK) Co., Limited	8-Feb-21	10-Mar-22 20-May-22
	2004 73,630
2	CALIPSO	A	$10,400	5.00%	Viterra Chartering B.V., Rotterdam	22-Jan-21	29-Nov-21 - 15-Dec-21
	2005 73,691
3	SALT LAKE CITY		$13,000	5.00%	C Transport Maritime Ltd., Bermuda	9-Jan-21	1-Apr-22 - 30-Jun-22
	2005 171,810

* Each dry bulk carrier is a “sister ship”, or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.
Management of Our Fleet
The business of OceanPal Inc. is the ownership of vessels. OceanPal Inc. is a holding company that wholly owns the subsidiaries which own the vessels that comprise our fleet. The holding company sets general overall direction for the company and interfaces with various financial markets. The commercial and technical management, except for insurance services, of our fleet will be carried out by Diana Wilhelmsen Management Limited, which we refer to as DWM, a 50/50 joint venture between Wilhelmsen Ship Management and Diana Shipping Inc. In exchange for providing us with commercial and technical services, we will pay DWM a monthly fee per vessel and a percentage of the vessels’ gross revenues. Insurance services and the provision of certain administrative services will be carried out by Steamship Shipbroking Enterprises Inc., or Steamship, an affiliated company of the Parent. Administrative services may include budgeting, reporting, monitoring of bank accounts, compliance with banks, payroll services and any other possible service that we require to perform our operations. Steamship will also provide brokerage services to us pursuant to a Brokerage Services Agreement. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”
Our Customers
The customers of the OceanPal Predecessors during the last two years include regional and international companies, such as Cargill International S.A., Glencore Grain B.V., Phaethon International Company A.G. During 2020, four of our charterers accounted for 100% of our revenues and during 2019, four of our charterers accounted for 97% of our revenues.
Currently, our vessels are employed on short to medium-term time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and canal and port charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel. In 2020 and in the first half of 2021, the OceanPal Predecessors paid commissions that ranged from 4.75% to 5.0% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter. Our time charters are for fixed terms and will expire in accordance with the scheduled set forth in the table above, and charter-hire is generally paid monthly in arrears. Our time charters are subject to earlier termination in the event one of our vessels is a total or constructive loss as the result of casualty or is off-hire for more than a specified period.
Following the expiration of our existing time charters, we expect to employ our fleet on the spot market, whereby each vessel is employed on successive charters have a duration of a single voyage, with the exact term depending on the vessel route, although we may employ our vessels on time charters depending on market conditions. Under a spot charter, we are responsible for both the vessel operating expenses and the voyage expenses incurred in performing the charter. We strategically monitor developments in the dry bulk shipping industry on a regular basis and, subject to market demand, seek to adjust the charter hire periods for our vessels according to prevailing market conditions. Currently, our vessels are employed on short to medium-term time charters, which provides us with flexibility in responding to market developments, but in the future we may employ vessels in the spot market or on longer-term time charters. We continuously evaluate the duration of our charters and extend or reduce the charter hire periods of the vessels in our fleet according to the developments in the dry bulk shipping industry.

The Dry Bulk Shipping Industry
The global dry bulk carrier fleet could be divided into seven categories based on a vessel's carrying capacity. These categories consist of:
•
Very Large Ore Carriers.  Very large ore carriers, or VLOCs, have a carrying capacity of more than 200,000 dwt and are a comparatively new sector of the dry bulk carrier fleet. VLOCs are built to exploit economies of scale on long-haul iron ore routes.

•
Capesize.  Capesize vessels have a carrying capacity of 110,000-199,999 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are primarily used to transport iron ore or coal and, to a much lesser extent, grains, primarily on long-haul routes.

•
Post-Panamax.  Post-Panamax vessels have a carrying capacity of 80,000-109,999 dwt. These vessels tend to have a shallower draft and larger beam than a standard Panamax vessel with a higher cargo capacity. These vessels have been designed specifically for loading high cubic cargoes from draught restricted ports, although they cannot transit the Panama Canal.

•
Panamax.  Panamax vessels have a carrying capacity of 60,000-79,999 dwt. These vessels carry coal, iron ore, grains, and, to a lesser extent, minor bulks, including steel products, cement and fertilizers. Panamax vessels are able to pass through the Panama Canal, making them more versatile than larger vessels with regard to accessing different trade routes. Most Panamax and Post-Panamax vessels are “gearless,” and therefore must be served by shore-based cargo handling equipment. However, there are a small number of geared vessels with onboard cranes, a feature that enhances trading flexibility and enables operation in ports which have poor infrastructure in terms of loading and unloading facilities.

•
Handymax/Supramax.  Handymax vessels have a carrying capacity of 40,000-59,999 dwt. These vessels operate in a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Within the Handymax category there is also a sub-sector known as Supramax. Supramax bulk carriers are ships between 50,000 to 59,999 dwt, normally offering cargo loading and unloading flexibility with on-board cranes, or “gear,” while at the same time possessing the cargo carrying capability approaching conventional Panamax bulk carriers.

•
Handysize.  Handysize vessels have a carrying capacity of up to 39,999 dwt. These vessels are primarily involved in carrying minor bulk cargoes. Increasingly, ships of this type operate within regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and unloading.

Other size categories occur in regional trade, such as Kamsarmax, with a maximum length of 229 meters, the maximum length that can load in the port of Kamsar in the Republic of Guinea. Other terms such as Seawaymax, Setouchmax, Dunkirkmax, and Newcastlemax also appear in regional trade.
The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.  The average age at which a vessel is scrapped was 27 years in 2020 and 29 years in 2019.
The demand for dry bulk carrier capacity is determined by the underlying demand for commodities transported in dry bulk carriers, which in turn is influenced by trends in the global economy. Demand for dry bulk carrier capacity is also affected by the operating efficiency of the global fleet, along with port congestion, which has been a feature of the market since 2004, absorbing tonnage and therefore leading to a tighter balance between supply and demand. In evaluating demand factors for dry bulk carrier capacity, the Company believes that dry bulk carriers can be the most versatile element of the global shipping fleets in terms of employment alternatives.

Charter Hire Rates
Charter hire rates fluctuate by varying degrees among dry bulk carrier size categories. The volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels. Therefore, charter rates and vessel values of larger vessels often show greater volatility. Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller dry bulk carriers. Accordingly, charter rates and vessel values for those vessels are usually subject to less volatility.
Charter hire rates paid for dry bulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and the different dry bulk carrier categories. In the time charter market, rates vary depending on the length of the charter period and vessel-specific factors such as age, speed and fuel consumption.
In the voyage charter market, rates are, among other things, influenced by cargo size, commodity, port dues and canal transit fees, as well as commencement and termination regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.
Within the dry bulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charter hire rates under charters entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Panamax Index is the index with the longest history. The Baltic Capesize Index and Baltic Handymax Index are of more recent origin.
The Baltic Dry Index, or BDI, a daily average of charter rates in 20 shipping routes measured on a time charter and voyage basis and covering Capesize, Panamax, Supramax, and Handysize dry bulk carriers declined from a high of 11,793 in May 2008 to a low of 663 in December 2008. In 2020, the BDI ranged from a low of 393 in May to a high of 2,097 in October, increased to a high of 5,650 on October 7, 2021, and dropped to 2,591 on November 16, 2021.
Vessel Prices
Dry bulk vessel values in 2020 generally were lower as compared to 2019. Consistent with these trends were the market values of our dry bulk carriers. Since the beginning of 2021, charter rates and vessel values have improved, but there can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will decrease or improve to any significant degree in the near future.
Competition
Our business fluctuates in line with the main patterns of trade of the major dry bulk cargoes and varies according to changes in the supply and demand for these items. We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator. We compete with other owners of dry bulk carriers in the Panamax, Post-Panamax and smaller class sectors and with owners of Capesize and Newcastlemax dry bulk carriers. Ownership of dry bulk carriers is highly fragmented.
We believe that we possess a number of strengths that provide us with a competitive advantage in the dry bulk shipping industry:
•
We own a high-quality fleet of dry bulk carriers.  We believe that owning a high-quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing favorable charters. We maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea, and adopting a comprehensive maintenance program for each vessel.

•
We have an experienced management team.  Our management team consists of experienced executives who have, on average, more than 20 years of operating experience in the shipping industry and has demonstrated ability in managing the commercial, technical and financial areas of our business.

•	Experienced Vessel Management. We benefit from the relationship with Wilhelmsen Ship Management through Diana Wilhelmsen Management Limited.

•
We benefit from strong relationships with members of the shipping and financial industries.  We have developed strong relationships with major international charterers, shipbuilders and financial institutions that we believe are the result of the quality of our operations, the strength of our management team and our reputation for dependability.

•
We have a strong balance sheet and no current indebtedness.  We believe that our strong balance sheet and no current indebtedness enable us to use cash flow that would otherwise be dedicated to debt service for fleet growth and other purposes.

Permits and Authorizations
We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates the nationality of the vessel's crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.
Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syrian Human Rights Act
Section 219 of the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012, or the ITRA, added new Section 13(r) to the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, requiring each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report.
Pursuant to Section 13(r) of the Exchange Act, we note that none of our vessels made port calls to Iran in 2020 and to the date of this registration statement.
Environmental and Other Regulations in the Shipping Industry
Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.
Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the ”IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as ”MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL

establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage and spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or “PCBs”) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.
The Marine Environment Protection Committee, or “MEPC”, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019.  The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement a Ship Energy Efficiency Management Plans (“SEEMPs”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”).  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.    Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships.  These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping.  The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”).  The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories.  With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII.  Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board.  For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content.  MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session held on June 2021 and are expected to enter into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the ”LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the ”ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The documents of compliance and safety management certificate are renewed as required.
Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers.   The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (“GBS Standards”).
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”).  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

The IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.
Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of such regulations is hard to predict at this time.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, (the “BWM Convention”), in 2004. The BWM Convention entered into force on September 8, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters.  The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial.   Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits.  This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention.   These amendments are expected to enter into force on June 1, 2022.
Once mid-ocean exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges.  The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.
Anti‑Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention.” The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate, or “IAFS Certificate”,is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced.
In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e., with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021.
We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
U.S. Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea.  OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).  OPA defines these other damages broadly to include:
(i)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;
(iii)	loss of subsistence use of natural resources that are injured, destroyed or lost;
(iv)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

(vi)
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective November 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the former U.S. President Trump had  proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  The effects of these proposals and changes are currently unknown, and recently, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters.  However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that  the power to pause offshore oil and gas leases “lies solely with Congress.” With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills.  Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  The CAA requires states to adopt State

Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.
The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.”  The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the “Navigable Waters Protection Rule,” which replaces the rule published on October 22, 2019, and redefines “waters of the United States.” This rule became effective on June 22, 2020, although the effective date has been stayed in at least one U.S. state pursuant to court order.  The effect of this rule is currently unknown.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required.  Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market. On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions.  Contingent on negotiations and a formal approval vote, these proposed regulations may not enter into force for another year or two.
International Labor Organization
The International Labor Organization (the ”ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country.  We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020.  On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition.  These regulations could cause us to incur additional substantial expenses.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020.  Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market are also forthcoming.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions, and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities.  However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules.  The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 (“MTSA”). To implement certain portions of the MTSA, the

USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.  The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.
The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us.  We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area.  Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or “the Rules”, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping).
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. In all cases, the interval between any two such examinations is not to exceed 36 months. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable and could prevent us from obtaining secured financing on that vessel.  Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
Risk of Loss and Liability Insurance
General
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.

While we maintain hull and machinery insurance, war risks insurance, protection and indemnity cover and freight, demurrage and defense cover for our operating fleet in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. Furthermore, while we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.
Hull & Machinery and War Risks Insurance
We maintain marine hull and machinery and war risks insurance, which cover, among other marine risks, the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value with deductibles ranging to a maximum of $100,000 per vessel per incident for Panamax vessels and $150,000 per vessel per incident for the Capesize vessel.
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or “P&I Associations,” and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$10 million up to, currently, approximately US$8.2 billion.  As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.  Our vessels may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to.
C. Organizational structure
OceanPal Inc. is the sole owner of all of the issued and outstanding shares of the subsidiaries listed in exhibit 8.1 to this registration statement.
D. Property, plants and equipment
Our only material properties are the vessels in our fleet.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
The following management's discussion and analysis should be read in conjunction with our historical combined financial statements and their notes included elsewhere in this registration statement. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this registration statement.
Lack of Historical Operating Data for Vessels before Their Acquisition
Vessels are generally acquired free of charter.  Where a vessel has been under a voyage charter, the vessel is usually delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer entering into a separate direct agreement (called a

“novation agreement”) with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate service agreement between the vessel owner and the charterer.
Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified assets or liabilities at fair value. Fair value is determined by reference to market data. We value any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows.  When the present value of the time charter assumed is greater than the current fair market value of such charter, the difference is recorded as prepaid charter revenue.  When the opposite situation occurs, any difference, capped to the vessel’s fair value on a charter-free basis, is recorded as deferred revenue.  Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.
To the extent that we purchase a vessel and assume or renegotiate a related time charter, among others, we will be required to take the following steps before the vessel will be ready to commence operations:
•	obtain the charterer’s consent to us as the new owner;
•	obtain the charterer’s consent to a new technical manager;
•	in some cases, obtain the charterer’s consent to a new flag for the vessel;
•	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;
•	replace all hired equipment on board, such as gas cylinders and communication equipment;
•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;
•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;
•	implement a new planned maintenance program for the vessel; and
•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.
When we charter a vessel pursuant to a long-term time charter agreement with varying rates, we recognize revenue on a straight line basis, equal to the average revenue during the term of the charter.
The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.
Our business is mainly comprised of the following elements:
•	employment and operation of our vessels; and
•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.
The employment and operation of our vessels mainly require the following components:
•	vessel maintenance and repair;
•	crew selection and training;
•	vessel spares and stores supply;
•	contingency response planning;

•	onboard safety procedures auditing;
•	accounting;
•	vessel insurance arrangement;
•	vessel chartering;
•	vessel security training and security response plans (ISPS);
•	obtaining of ISM certification and audit for each vessel within the six months of taking over a vessel;
•	vessel hiring management;
•	vessel surveying; and
•	vessel performance monitoring.
The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels mainly requires the following components:
•	management of our financial resources, including banking relationships, i.e., administration of bank loans that we may enter into in the future and bank accounts;
•	management of our accounting system and records and financial reporting;
•	administration of the legal and regulatory requirements affecting our business and assets; and
•	management of the relationships with our service providers and customers.
The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:
•	rates and periods of charter hire;
•	levels of vessel operating expenses;
•	depreciation expenses;
•	financing costs; and
•	fluctuations in foreign exchange rates.
A. Operating results
We charter our vessels to customers pursuant to short- to medium-term time charters, although we may also charter our vessels in the spot market and on longer-term time charters.
Factors Affecting Our Results of Operations
Time Charter Revenues
Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. However, our voyage results may be affected by differences in bunker prices. Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter hire rates that our vessels earn under charters, which, in turn, are affected by a number of factors, including:
•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;
•	the amount of time that we spend positioning our vessels;
•	the amount of time that our vessels spend in drydock undergoing repairs;
•	maintenance and upgrade work;
•	the age, condition and specifications of our vessels;
•	levels of supply and demand in the dry bulk shipping industry; and
•	other factors affecting spot market charter rates for dry bulk carriers.
Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor their obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Voyage Expenses
We incur voyage expenses that mainly include commissions because all of our vessels are employed under time charters that require the charterer to bear voyage expenses such as bunkers (fuel oil), port and canal charges. Although the charterer bears the cost of bunkers, our voyage results may be affected by differences in bunker prices, and we may record a gain or a loss deriving from such price differences. When a vessel is delivered to a charterer, bunkers are purchased by the charterer and sold back to us on the redelivery of the vessel. Bunker gain, or loss, result when a vessel is redelivered by her charterer and delivered to the next charterer at different bunker prices, or quantities.
We also pay commissions to one or more unaffiliated ship brokers, to in-house brokers associated with the charterer for the arrangement of the relevant charter. We currently pay commissions of 5.00% of the total daily charter hire rate of each charter to unaffiliated ship brokers, in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition, we pay commissions to DWM for the provision of commercial management services.
Vessel Operating Expenses
We remain responsible for paying the vessels’ operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental and safety expenses. Our vessel operating expenses are expensed as incurred.
Vessel Depreciation
The cost of our vessels is depreciated on a straight-line basis over the estimated useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of our dry bulk vessels to be 25 years from the date of initial delivery from the shipyard, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the salvage values of our vessels based on historical average prices of the cost of the light-weight ton of vessels being scrapped.
General and Administrative Expenses
Our general and administrative expenses consist of allocations made to OceanPal Inc. Predecessor by the Parent for certain corporate functions and shared services. Amounts recognized by OceanPal Inc. Predecessor are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company operated independently of Parent. We will incur expenses consisting mainly of executive compensation, directors’ fees and expenses and other fees and expenses normally incurred by a listed public entity.

Results of Operations of OceanPal Inc. Predecessor
Year ended December 31, 2020 compared to the year ended December 31, 2019
Time charter revenues.    Time charter revenues decreased by $3.0 million, or 24%, to $9.4 million in 2020, compared to $12.4 million in 2019. The decrease was mainly due to decreased revenues resulting from the decrease in average time charter rates and increase in off hire days. In 2020, we had total operating days of 971 and fleet utilization of 94.8%, compared to 1,013 total operating days and a fleet utilization of 92.5% in 2019.  Additionally, there was a 17% decrease in time charter rates from $9,883 in 2019 to $8,235 in 2020.
Voyage expenses.    Voyage expenses amounted to $1.0 million in 2020 compared to $1.5 million in 2019. Commissions, which is the main part of voyage expenses decreased in 2020 to $0.6 million compared to $0.7 million in 2019 due to the decrease in revenues. Voyage expenses decreased even further in 2020 compared to 2019, because in 2019 Calipso had an additional loss from bunkers amounting to $0.6 million resulting from a claim.
Vessel operating expenses.    Vessel operating expenses increased by $2.9 million, or 52%, to $8.5 million in 2020 compared to $5.6 million in 2019.  The increase in operating expenses is mainly due to increases in all operating expenses, but mainly due to expenses relating to an incident of one of our vessels and vessel annual taxes. Daily operating expenses were $7,739 in 2020 compared to $5,098 in 2019, representing a 52% increase.
Depreciation and amortization of deferred charges.  Depreciation and amortization of deferred charges decreased by $0.3 million, or 12%, to $2.2 million in 2020, compared to $2.5 million in 2019. This decrease was due to the impairment loss of the Calipso in 2019, as the vessel’s value decreased to its fair value (sale price) less cost to sell as a result of being held for sale. Additionally, the amortization of deferred cost relating to dry-dockings decreased in 2020 to $0.1 million compared to $0.2 million in 2019.
General and administrative expenses.    General and Administrative Expenses increased by $0.5 million, or 63%, to $1.3 million in 2020 compared to $0.8 million in 2019 and represent the allocation of the expenses incurred by the Parent based on the number of ownership days of the fleet vessels.
Management fees to related party.    Management fees to a related party amounted to $0.8 million in 2020 compared to $0.7 million in 2019. The increase is attributable the change of the manager from DWM to DSS in October 2019 and the increased fees under the new management agreements.
Vessel Impairment charges and Vessel fair value adjustment.  In 2019, the Company recorded impairment loss amounting to $3.0 million due to the agreement to sell the Calipso which as of December 31, 2019 was recorded as held for sale and its value decreased to its fair value (sale price) less cost to sell. In March 2020, following the failure to complete the sale of the vessel, the Company decided to withdraw it from the market and record it as held for use at its fair value at that date which resulted to a gain of $0.2 million.
Six months ended June 30, 2021 compared to the six months ended June 30, 2020
Time charter revenues.    Time charter revenues increased by $1.3 million, or 27%, to $6.1 million for the six months ended June 30, 2021, compared to $4.8 million for the same period in 2020. The increase was mainly due to increased revenues resulting from the increase in average time charter rates. In the six months ended June 30, 2021, we had total operating days of 540 and fleet utilization of 99.4%, compared to 469 total operating days and a fleet utilization of 93.1% in the respective period of 2020.  Additionally, there was a 30% increase in time charter rates from $8,466 for the six months ended June 30, 2020 to $10,997 for the six months ended June 30, 2021.

Voyage expenses.    Voyage expenses amounted to $0.1 million for the six months ended June 30, 2021 compared to $0.6 million for the same period in 2020. Commissions, which is the main part of voyage expenses, increased to $0.4 million compared to $0.3 million for the same period in 2020, due to the increase in revenues. This increase in commissions was partly offset by a gain in bunkers of $0.3 million compared to a loss from bunkers amounting to $0.2 million for the same period last year.

Vessel operating expenses.    Vessel operating expenses decreased by $0.1 million, or 3%, to $3.4 million for the six months ended June 30, 2021 compared to $3.5 million for the six months ended June 30, 2020.  The decrease in operating expenses is mainly due to decreases in spares and repairs which was partly offset by increased crew expenses. Daily operating expenses were $6,273 for the six months ended June 30, 2021 compared to $6,476 for the same period of 2020, representing a 3% decrease.

Depreciation and amortization of deferred charges.  Depreciation and amortization of deferred charges increased by $0.2 million, or 20%, to $1.2 million for the six months ended June 30, 2021, compared to $1.0 million for the six months ended June 30, 2020. The increase is due to the Calipso which for the six months ended June 30, 2020 had depreciation expense for the period from March 8, 2020 to June 30, 2020 as a result of being held for sale until March 8, 2020, when management took the decision to withdraw the vessel from the market and was recorded as held for use. Additionally, the amortization of deferred cost relating to dry-dockings for the six months ended June 30, 2021 increased to $0.1 million compared to $0.03 million for the same period of 2020.

General and administrative expenses.    General and Administrative Expenses were $0.6 million for the six months ended June 30, 2021 compared to $0.6 million for the six months ended June 30, 2020 and represent the allocation of the expenses incurred by the Parent based on the number of ownership days of the fleet vessels.

Management fees to related parties.   Management fees to related parties amounted to $0.4 million for the six months ended June 30, 2021 and were the fees paid by the vessels to DSS for the provision of management services until May 24, 2021 and since then to DWM for technical management and to DSS for the provision of insurance services.  For the six months ended June 30, 2020 management fees amounted to $0.4 million and were the fees paid to DSS.

Vessel fair value adjustment.  In March 2020, the Company decided to withdraw the Calipso from the market, which until then was recorded as held for sale, and recorded it as held for use, at its fair value at that date, which resulted to a gain of $0.2 million.

Inflation
Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage and administrative expenses.
Implications of Being an Emerging Growth Company
We had less than $1.07 billion in revenue during our last fiscal year, which means that we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage or specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:
•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting under Section 404(b) of Sarbanes-Oxley;
•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and
•
exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.07 billion in “total annual gross revenues” during the most recently completed fiscal year. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We are choosing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.
B.  Liquidity and Capital Resources
As of June 30, 2021 and December 31, 2020, we did not have any contractual obligations and as of the date of this registration statement, we do not have capital expenditures for vessel acquisitions or debt, but we incur capital expenditures when our vessels undergo surveys and for vessel improvements to meet new regulations. We will require capital to fund ongoing operations and vessel improvements to meet requirements under new regulations. As at December 31, 2020 and 2019, working capital, which is current assets minus current liabilities, amounted to $2.4 million and $9.4 million, respectively. The decrease in working capital was due to decreased earnings in 2020 compared to 2019, resulting from weak economic conditions; due to less operating days of the fleet resulting from increased off hire days; and due to increased operating expenses. As at June 30, 2021 working capital, amounted to $0.6 million. The decrease in working capital was due to the decrease in current assets resulting from settlement of accounts receivables and an insurance claim, the funds of which were distributed to Parent. For 2021, we believe that anticipated revenues will result in internally generated cash flows along with cash on hand, including $1.0 million in working capital that the Parent will contribute to us in connection with the Spin-Off, which will be sufficient to fund our capital requirements.

Cash Flow
Cash and cash equivalents as at December 31, 2020 and 2019 was $39,638 and $1,915, respectively. Cash and cash equivalents as at June 30, 2021 was $1,939. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of around three months or less to be cash equivalents. Cash and cash equivalents are held in U.S. dollars.
Net Cash from Operating Activities
Net cash from operating activities decreased by $4.2 million to $2.7 million net cash used in operating activities in 2020 compared to $1.4 million net cash provided by operating activities in 2019. This decrease was attributable to decreased revenues, increased dry-docking costs and increased operating expenses.
Net cash from operating activities increased by $3.9 million to $3.3 million net cash provided by operating activities for the six months ended June 30, 2021 compared to $0.6 million net cash used in operating activities for the six months ended June 30, 2020. This increase was attributable to increased revenues, decreased dry-docking costs, decreased operating expenses and the settlement in the six months ended June 30, 2021 of accounts receivables and an insurance claim.
Net Cash from Investing Activities
Net cash used in investing activities was $1.5 million for 2020 and relates to vessel improvements due to new regulations. There was no cash from investing activities in 2019.
Net cash used in investing activities was $29,477 for the six months ended June 30, 2021 and relates to vessel improvements due to new regulations. Net cash used in investing activities was $0.7 million for the six months ended June 30, 2020 and also relates to vessel improvements due to new regulations.
Net Cash from Financing Activities
Net cash provided by financing activities was $4.2 million for 2020 and relates to additional investment by Parent and Net cash used in financing activities was $1.5 million for 2019 and relates to distributions to Parent.
Net cash used in financing activities was $3.3 million for the six months ended June 30, 2021 and relates to amounts distributed to the Parent. Net cash provided by financing activities was $1.3 million for the six months ended June 30, 2020 and relates to investments by the Parent.
As part of Parent, OceanPal Inc. Predecessor is dependent upon Parent for all of its working capital and financing requirements, as Parent uses a centralized approach to cash management and financing of its operations. Financial transactions relating to OceanPal Inc. Predecessor are accounted for through the Parent equity account. Accordingly, none of Parent’s cash, cash equivalents or debt at the corporate level have been assigned to the OceanPal Inc. Predecessor in the financial statements.
C. Research and development, patents and licenses
We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.
D. Trend information
Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for dry bulk vessel services. The Baltic Dry Index, or the BDI, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market. In 2020, the BDI ranged from a low of 393 in May to a high of 2,097 in October, increased to a high of 5,650 on October 7, 2021, and dropped to 2,591 on November 16, 2021.
The decline and volatility in charter rates in the dry bulk market reflects in part the fact that the supply of dry bulk vessels in the market has been increasing, and the number of newbuilding dry bulk vessels on order is high. Demand for dry bulk vessel services is influenced by global financial conditions. Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, due in part to fears associated with the spread of COVID-19, global financial markets, and starting in late February, financial markets in the U.S., experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn may continue as COVID-19 continues to spread. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the repricing of credit risk and the current weak economic conditions, have made it difficult to obtain financing.
We believe that the important measures for analyzing trends in our results of operations consist of the following:
	As of and for the		As of and for the
	Year Ended December 31,		Six Months Ended June 30,
	2020	2019	2021	2020
Fleet Data:
Average number of vessels (1)	3.0	3.0	3.0	3.0
Number of vessels at year-end	3.0	3.0	3.0	3.0
Weighted average age of vessels at year-end (in years)	15.7	14.7	16.2	15.7
Ownership days (2)	1,098	1,095	543	546
Available days (3)	1,024	1,095	543	504
Operating days (4)	971	1,013	540	469
Fleet utilization (5)	94.8%	92.50%	99.40%	93.1%

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.
(2) Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.
(3) Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.
(4) Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
(5) We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning for such events.
	As of and for the		As of and for the
	Year Ended December 31,		Six Months Ended June 30,
	2020	2019	2021	2020
Average Daily Results:
Time charter equivalent (TCE) rate (6)	$8,235	$9,883	$10,997	$8,466
Daily vessel operating expenses (7)	7,739	5,098	6,273	6,476

(6) Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a non-GAAP measure, and management believes it is useful to investors because it is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts. The following table reflects the calculation of our TCE rates for the periods presented.

	As of and for the		As of and for the
	Year Ended December 31,		Six Months Ended June 30,
	2020	2019	2021	2020
Time charter revenues	$9,410,671	$12,370,182	$6,065,161	$4,818,779
Less: voyage expenses	(977,940)	(1,548,501)	(94,027)	(552,104)
Time charter equivalent revenues	$8,432,731	$10,821,681	$5,971,134	$4,266,675

Available days	1,024	1,095	543	504
Time charter equivalent (TCE) rate	$8,235	$9,883	$10,997	$8,466

(7) Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.
E. Critical Accounting Estimates
The discussion and analysis of our financial condition and results of operations are based upon our combined financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.
Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our annual audited combined financial statements included in this registration statement.
Accounting for Revenues and Expenses
Revenues are generated from time charter agreements which contain a lease as they meet the criteria of a lease under ASC 842. Agreements with the same charterer are accounted for as separate agreements according to their specific terms and conditions. All agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by the charterers. Additionally, the charterer pays to third parties port, canal and bunkers consumed during the term of the time charter agreement. Such costs are considered direct costs and are not recorded as they are directly paid by charterers, unless they are for the account of the owner, in which case they are included in voyage expenses. Additionally, the owner pays commissions on the hire revenue, to both the charterer and to brokers, which are direct costs and are recorded in voyage expenses. Under a time charter agreement, the owner pays for the operation and the maintenance of the vessel, including crew, insurance, spares and repairs, which are recognized in operating expenses. The Company, as lessor, has elected not to allocate the consideration in the agreement to the separate lease and non-lease components (operation and maintenance of the vessel) as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component as the Company has assessed that more value is ascribed to the vessel rather than to the services provided under the time charter contracts.
Voyage expenses, primarily consisting of commissions, are expensed over the related voyage charter period to the extent revenue has been recognized since commissions are due as the Company’s revenues are earned. All vessel operating expenses are expensed as incurred.
Impairment of Long-lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of an asset may not be recoverable. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of an asset over its remaining useful life and its eventual disposition is less than its carrying amount, the Company evaluates the asset for impairment loss. Measurement of the impairment loss is based on the fair value of the asset, determined mainly by third party valuations.

The Company calculates undiscounted projected net operating cash flows by considering the historical and estimated vessels’ performance and utilization with the significant assumption being future charter rates for the unfixed days, using the most recent 10 year average of historical 1 year time charter rates available for each type of vessel over the remaining estimated life of each vessel, net of commissions. Historical ten-year blended average one-year time charter rates are in line with the Company’s overall chartering strategy, they reflect the full operating history of vessels of the same type and particulars with the Company’s operating fleet and they cover at least a full business cycle, where applicable. Other assumptions used in developing estimates of future undiscounted cash flow are charter rates calculated for the fixed days using the fixed charter rate of each vessel from existing time charters; the expected outflows for scheduled vessels’ maintenance; vessel operating expenses; fleet utilization, and the vessels’ residual value if sold for scrap.  Assumptions are in line with the Company’s historical performance and its expectations for future fleet utilization under its current fleet deployment strategy. This calculation is then compared with the vessels’ net book value plus unamortized dry-docking costs. The difference between the carrying amount of the vessel plus unamortized dry-docking costs and their fair value is recognized in the Company's accounts as impairment loss.
Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy. Such comparison of the carrying values and market values as of December 31, 2020 and 2019 can be found below:
Vessel		Dwt	Year Built	Carrying Value (in million of US dollars)
				2020		2019
1	Calipso[1]	73,691	2005	7.9	*	7.1
2	Protefs	73,630	2004	9.2	*	9.9	*
3	Salt Lake City	171,810	2005	15.9	*	15.6	*
	Total	319,131		33.0		32.6

(1) Vessel held for sale as of December 31, 2019
_______________________________
*Indicates dry bulk vessels for which we believe, as of December 31, 2020 and 2019, the charter-free market value was lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate charter-free market value by approximately $9.1 million and $5.5 million, respectively.
Our estimates of charter-free market value assume that our vessels were all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:
•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;
•	news and industry reports of similar vessel sales;
•	offers that we may have received from potential purchasers of our vessels; and
•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of charter-free market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them. We also refer you to the risk factor in “Item 3. Key Information—D. Risk Factors” entitled “The market values of our vessels have declined in recent years and may further decline, which could limit the amount of funds that we can borrow, or adversely affect our operating results, and we may incur a loss if we sell vessels following a decline in their market values” and the discussion under the heading “Item 4. Information on the Company—B. Business Overview–Vessel Prices.”
A comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average “break-even rate” for each major class of vessels is presented below:

	Average estimated daily time charter equivalent rate used	Average break-even rate
Panamax	$10,644	$9,099
Capesize	$14,789	$10,345

Our impairment test exercise is sensitive to variances in the time charter rates. Our current analysis, which also involved a sensitivity analysis by assigning possible alternative values to this significant input, indicated that a 12% reduction in time charter rates would result in impairment of individual long lived assets.
For the purpose of presenting our investors with additional information to determine how the Company’s future results of operations may be impacted in the event that daily time charter rates do not improve from their current levels in future periods, we set forth below an analysis that shows the 1-year, 3-year and 5-year average blended rates and the effect of the use of each of these rates would have on the Company’s impairment analysis.
	1-year (period)	Impairment charge (in USD million)	3-year (period)	Impairment charge (in USD million)	5-year (period)	Impairment charge (in USD million)
Panamax	$10,530	-	$11,812	-	$10,473	-
Capesize	$13,808	-	$16,103	-	$13,930	-

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers. Our Board of Directors consists of 7 members and will be elected annually on a staggered basis, and each director elected will hold office for a three-year term and until his or her successor is elected and has qualified, except in the event of such director’s death, resignation, removal or the earlier termination of his or her term of office. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated.
Name	Age	Position
Semiramis Paliou	47	Class I Director and Chairperson
Eleftherios Papatrifon	51	Class II Director and Chief Executive Officer
Ioannis Zafirakis	50	Class III Director, President, Interim Chief Financial Officer and Secretary
Styliani Alexandra Sougioultzoglou	47	Class I Director
Grigorios-Filippos Psaltis	46	Class II Director
Nikolaos Veraros	51	Class III Director
Alexios Chrysochoidis	48	Class I Director

The term of our Class I directors expires in 2022, the term of our Class II directors expires in 2023, and the term of our Class III directors expires in 2024.
The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 26, 175 64 Palaio Faliro, Athens, Greece.
Biographical information with respect to each of our directors and executive officers is set forth below.
Semiramis Paliou has served as a Director since our inception in April 2021 and she is the Chairperson of the Board of Directors. Mrs. Paliou is also the Chairperson of the Executive Committee of the Company effective as of November 2, 2021. Mrs. Paliou has served as a Director of Diana Shipping Inc. since March 2015. She has also served as Chief Executive Officer, Chairperson of the Executive Committee and a member of the Sustainability Committee of Diana Shipping Inc. since March 1, 2021. She previously served as Deputy Chief Executive Officer of Diana Shipping Inc. from October 2019 until February 2021. Mrs. Paliou also served as member of the Executive Committee and the

Chief Operating Officer of Diana Shipping Inc. from August 2018 until February 2021. Mrs. Paliou also serves as Chief Executive Officer of Diana Shipping Services S.A. From November 2018 to February 2020 Mrs. Paliou also served as Chief Operating Officer of Performance Shipping Inc. Mrs. Paliou has over 20 years of experience in shipping operations, technical management and crewing. Mrs. Paliou began her career at Lloyd's Register of Shipping from 1996 to 1998 as a trainee ship surveyor. She was then employed by Diana Shipping Agencies S.A. From 2007 to 2010 she was employed as a Director and President of Alpha Sigma Shipping Corp. From February 2010 to November 2015 she was the Head of the Operations, Technical and Crew department of Diana Shipping Services S.A. From November 2015 to October 2016 she served as Vice-President of the same company. From November 2016 to the end of July 2018, she served as Managing Director and Head of the Technical, Operations, Crew and Supply department of Unitized Ocean Transport Limited. Ms. Paliou obtained her BSc in Mechanical Engineering from Imperial College, London and her MSc in Naval Architecture from University College, London. Ms. Paliou completed courses in “Finance for Senior Executives” and in “Authentic Leader Development” and a certificate program on “Sustainable Business Strategy” all at Harvard Business School. She is the daughter of Simeon Palios, the Parent’s Chairman, and is Vice-Chairperson of the Greek committee of Det Norske Veritas, a member of the Greek committee of Nippon Kaiji Kyokai and a member of the Greek committee of Bureau Veritas. Since March 2018, Ms. Paliou has served on the board of directors of the Hellenic Marine Environment Protection Association (HELMEPA) and serves as the Chairperson since June 2020. As of June 2021, she serves as Vice-Chairperson of INTERMEPA. Also, she is a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited since November 2020.
Eleftherios (Lefteris) A. Papatrifon has served as a Director and Chief Executive Officer effective as of November 2, 2021. Mr. Papatrifon is a member of the Executive Committee of the Company. He has served as Chief Operating Officer of Diana Shipping Inc. and Diana Shipping Services S.A. since March 2021. Mr. Papatrifon participates on a non-voting basis in the Executive Committee of Diana Shipping Inc. He was Chief Executive Officer, Co-Founder and Director of Quintana Shipping Ltd, a provider of dry bulk shipping services, from 2010 until the company’s successful sale of assets and consequent liquidation in 2017. Previously, for a period of approximately six years, he served as the Chief Financial Officer and a Director of Excel Maritime Carriers Ltd. Prior to that, Mr. Papatrifon served for approximately 15 years in a number of corporate finance and asset management positions, both in the USA and Greece. Mr. Papatrifon holds undergraduate (BBA) and graduate (MBA) degrees from Baruch College (CUNY). He is also a member of the CFA Institute and a CFA charterholder.
Ioannis Zafirakis has served as a Director and Secretary of the Company since April 2021. He is also the President and Interim Chief Financial Officer effective as of November 2, 2021. Mr. Zafirakis is also member of the Executive Committee of the Company. He has served as a Director of Diana Shipping Inc. from February 2005 and as Chief Financial Officer (Interim Chief Financial Officer until February 2021) and Treasurer of Diana Shipping Inc. since February 2020 and he is also the Chief Strategy Officer of Diana Shipping Inc. Mr. Zafirakis is also member of the Executive Committee of Diana Shipping Inc. Mr. Zafirakis has held various executive positions such as Chief Operating Officer, Executive Vice-President and Vice-President. In addition, Mr. Zafirakis is the Chief Financial Officer of Diana Shipping Services S.A., where he also serves as Director and Treasurer.  From June 1997 to February 2005, Mr. Zafirakis was employed by Diana Shipping Agencies S.A., where he held a number of positions in finance and accounting. From January 2010 to February 2020 he also served as Director and Secretary of Performance Shipping Inc., where he held various executive positions such as Chief Operating Officer and Chief Strategy Officer. Mr. Zafirakis is a member of the Business Advisory Committee of the Shipping Programs of ALBA Graduate Business School at The American College of Greece. He holds a bachelor's degree in Business Studies from City University Business School in London and a master's degree in International Transport from the University of Wales in Cardiff.
Styliani Alexandra Sougioultzoglou will serve as a Director of the Company effective upon consummation of the Spin-Off. Since October 2019, Ms. Sougioultzoglou has managed the Centre of Entrepreneurship and Innovation of the Municipality of Athens, where she has been involved in numerous green entrepreneurship projects as well as EU-funded tech initiatives that assist young entrepreneurs, and has managed the Centre’s international relations. She served as Curator and Project Manager in Technopolis of the City of Athens from January 1999 through October 2019. Ms. Sougioultzoglou graduated from the London School of Economics and Political Science with a degree in International Relations & History.
Grigorios-Filippos Psaltis will serve as a Director of the Company effective upon consummation of the Spin-Off. Mr. Psaltis is the Chairperson of the Compensation Committee of the Company. Since 2017, Mr. Psaltis has served as a Business Consultant at Chesapeake Asset Management L.L.C., a SEC registered company based in New York. He previously worked at Ormos Compania Naviera S.A., a shipping company that specialized in managing and operating multipurpose container vessels, serving as Chief Financial Officer from 1996 to 2006 and as Managing Director from 2006 to 2018. From 1997 to 1999, Mr. Psaltis served on the Investment Committee and was head of business strategy at Dias Portfolio Investment Company, an investment company listed in the Athens Stock Exchange. He held managing positions and has been in the board of directors of various companies in the tourism and food and beverage industry. Mr. Psaltis holds a BSC (Hons) degree from City University Business School in London.
Nikolaos Veraros, CFA, will serve as a Director of the Company effective upon consummation of the Spin-Off. Mr. Veraros is the Chairperson of the Audit Committee of the Company. Mr. Veraros has served as financial consultant to various shipping companies. He has over 20 years of experience in shipping finance. He was also employed as a senior equity analyst by National Bank of Greece. Mr. Veraros is a Chartered Financial Analyst (CFA), a Certified Market Maker for Derivatives in the Athens Stock Exchange, and a Certified Analyst from the Hellenic

Capital Market Commission. He is currently Adjunct Lecturer of shipping finance and economics at King’s College, London and ALBA, Athens. Mr. Veraros received his bachelor’s degree in business administration from the Athens University of Economics and Business, from which he graduated as valedictorian, and his MBA degree from the William E. Simon Graduate School of Business Administration at the University of Rochester, USA.
Alexios Chrysochoidis, will serve as a Director of the Company effective upon consummation of the Spin-Off. He is member of the Audit Committee of the Company. Mr Chrysochoidis joined Eurobank Equities in 2003 and he is General Manager, Head of Trading in Athens, Greece. He supervises the Equity and Equity Derivatives Market Making Desk along with the Prop Trading Desk.  He has extensive cross border experience, specializing in multi asset products within the Capital Markets and Alternative Sectors. Prior to this he worked for Telesis Securities, as Deputy Head of the Derivatives Desk.  He holds a B.Sc and an M.Eng in Electrical Engineering from Imperial College (UK) and an M.Sc in Engineering Economic Systems from Stanford University (US).
B. Compensation
We have no direct employees. The services of our Chief Executive Officer and President and Interim Chief Financial Officer are provided by Steamship, an affiliated company of the Parent, as described under “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions." These services are provided to us under our administrative services agreement with Steamship.
Non-employee directors will receive annual compensation in the amount of $30,000 plus reimbursement of out-of-pocket expenses. In addition, each director serving as chairman of a committee receives additional annual compensation of $20,000, plus reimbursement for out-of-pocket expenses. Each director serving as member of a committee receives additional annual compensation of $10,000, plus reimbursement for out-of-pocket expenses.
We do not have a retirement plan for our officers or directors.
Equity Incentive Plan
Our board of directors has approved and the Company has adopted the Equity Incentive Plan for 1,000,000 common shares, all of which will remain available for issuance at the time of listing of our common shares on the Nasdaq Capital Market.
Under the Equity Incentive Plan and as amended, the Company’s employees, officers and directors are entitled to receive options to acquire the Company’s common stock. The Equity Incentive Plan is administered by the Compensation Committee of the Company’s Board of Directors or such other committee of the Board as may be designated by the Board. Under the terms of the Equity Incentive Plan, the Company’s Board of Directors is able to grant (a) non-qualified stock options, (b) stock appreciation rights, (c) restricted stock, (d) restricted stock units, (e) unrestricted stock, (f) other equity-based or equity-related awards, (g) dividend equivalents and (h) cash awards. No options or stock appreciation rights can be exercisable subsequent to the tenth anniversary of the date on which such Award was granted. Under the Equity Incentive Plan, the Administrator may waive or modify the application of forfeiture of awards of restricted stock and performance shares in connection with cessation of service with the Company. No Awards may be granted under the Plan following the tenth anniversary of the date on which the Plan is adopted by the Board.
C. Board Practices
We have established an Audit Committee, comprised of two board members, which is responsible for reviewing our accounting controls, recommending to the board of directors the engagement of our independent auditors, and pre-approving audit and audit-related services and fees. Each member has been determined by our board of directors to be “independent” under the rules and regulations of the SEC. As directed by its written charter, the Audit Committee is responsible for appointing, and overseeing the work of the independent auditors, including reviewing and approving their engagement letter and all fees paid to our auditors, reviewing the adequacy and effectiveness of the Company's accounting and internal control procedures and reading and discussing with management and the independent auditors the annual audited financial statements. The members of the Audit Committee are Nikolaos Veraros (chairperson and financial expert) and Alexios Chrysochoidis (member and financial expert).
We have established a Compensation Committee comprised of two members, which, as directed by its written charter, is responsible for setting the compensation of executive officers of the Company, reviewing the Company’s incentive and equity-based compensation plans, and reviewing and approving employment and severance agreements. The members of the Compensation Committee are Grigorios-Filippos Psaltis (chairperson) and Styliani Alexandra Sougioultzoglou (member).
We have established an Executive Committee comprised of the Company’s Director and Chairperson, Mrs. Semiramis Paliou (Chairperson) and the two executive directors Mr. Ioannis Zafirakis (member), and Mr. Eleftherios (Lefteris) Papatrifon (member). The

Executive Committee has, to the extent permitted by law, the powers of the Board of Directors in the management of the business and affairs of the Company.
D. Employees
We have no employees but we pay Steamship for the services of our Chief Executive Officer and President, Interim Chief Financial Officer and Secretary. DWM is responsible for identifying the appropriate officers and seamen mainly through crewing agencies. The crewing agencies handle each seaman's training, travel and payroll. DWM ensures that all our seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. As of December 31, 2020 and 2019, the number of seafarers employed by our vessel-owning subsidiaries were 60 and 69, respectively.
E. Share Ownership
With respect to the total amount of common shares, Series B Preferred Shares and Series C Preferred Shares owned by our officers and directors, individually and as a group, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
Prior to the Spin-Off
As of the date of this registration statement, we are a wholly-owned subsidiary of Parent. The following below table sets forth information regarding the ownership of Parent’s common stock of which Parent is aware for (i) beneficial owners of five percent or more of our common stock and (ii) our officers and directors, individually and as a group. All of Parent’s shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.
Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class*
Common Stock, par value $0.01	Semiramis Paliou (1)	16,062,285	18.2%
	Anastasios Margaronis (2)	7,888,131	8.9%
	Kopernik Global Investors, LLC (3)	7,384,879	8.4%
	Hosking Partners LLP (3)	5,724,407	6.5%

	All other officers and directors as a group	6,654,705	7.5%

* Based on 88,201,669 common shares outstanding as of November 3, 2021.

(1) Mrs. Semiramis Paliou indirectly may be deemed to beneficially own 18.2% through Tuscany Shipping Corp. and through 4 Sweet Dreams S.A., as the result of her ability to control the vote and disposition of such entities.
(2) Mr. Anastasios Margaronis, the President and a member of the board of directors of Parent, may be deemed to beneficially own 8.9% through Anamar Investments Inc. and ESX Investments Inc., as the result of his ability to control the vote and disposition of such entities.
(3) Kopernik Global Investors, LLC and Hosking Partners LLP are unaffiliated third parties that are not associated with the Company, any of its senior executive officers or, to the knowledge of the Company, any of its directors. Ownership information set forth in this Item 7 with respect to Kopernik Global Investors, LLC is derived from such shareholder’s Schedule 13G filed with the SEC on February 12, 2021. Ownership information set forth in this Item 7 with respect to Hosking Partners LLP is derived from such shareholder’s Schedule 13G filed with the SEC on February 1, 2021.

Following the Spin-Off
The following table sets forth information regarding ownership of our common stock immediately following the completion of the Spin-Off, assuming the shareholding structure of Parent immediately prior to the Spin-Off will be the same as its shareholding structure as of November 3, 2021. All of our shareholders, including the shareholders listed in this table, will be entitled to one vote for each share of common stock held.
Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class*
Common Stock, par value $0.01	Semiramis Paliou (1)		18.2%
	Anastasios Margaronis		8.9%
	Kopernik Global Investors, LLC		8.4%
	Hosking Partners LLP		6.5%
	Diana Shipping Inc. (2)		0%
	All other officers and directors as a group		7.5%

(1) Following the Spin-Off, Mrs. Semiramis Paliou indirectly may be deemed to beneficially own 18.2% of our common shares through Tuscany Shipping Corp. and through 4 Sweet Dreams S.A., as the result of her ability to control the vote and disposition of such entities.
(2) Diana Shipping Inc. (“Parent”) will own 500,000 of our Series B Preferred Shares. Through its beneficial ownership of our Series B Preferred Shares, Parent will be entitled to cast a number of votes for all matters on which our common shareholders are entitled to vote of up to 34% of the total number of votes entitled to vote on such matter. Parent will also own 100% of our newly-issued Series C Preferred Shares, which may be converted into shares of our common stock, at Parent’s option commencing upon the first anniversary of the original issue date, at a conversion price equal to the lesser of $6.50 and the 10-trading day trailing VWAP of our common shares, subject to certain adjustments.
Following the completion of the Spin-Off, we expect to have 116 shareholders of record, 96 of which were located in the United States and held an aggregate of 7,777,565 of our common shares, representing 82.76% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which will hold 7,750,552 of our common shares immediately following the completion of the Spin-Off. Accordingly, we believe that the shares that will be held by CEDE & CO. will include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control. The numbers set forth above are subject to adjustment to account for rounding up of fractional shares.
Holders of the Series C Preferred Shares generally have no voting rights except (1) in respect of amendments to the Articles of Incorporation which would adversely alter the preferences, powers or rights of the Series C Preferred Shares or (2) in the event that we propose to issue any parity stock if the cumulative dividends payable on outstanding Preferred Stock are in arrears or any senior stock. However, if and whenever dividends payable on the Series C Preferred Shares are in arrears for six or more quarterly periods, whether or not consecutive, holders of Series C Preferred Shares (voting together as a class with all other classes or series of parity stock upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors until such time as all accumulated and unpaid dividends on the Series C Preferred Shares have been paid in full.
B.  Related Party Transactions
Steamship Shipbroking Enterprises Inc.
Steamship, a related party that is controlled by the Chairman of the Parent will provide to us insurance, administrative and brokerage services pursuant to a Management Agreement for insurance-related services an Administrative Services Agreement; and a Brokerage Services Agreement.
Under each vessel-owning subsidiary’s Management Agreement for insurance-related services with Steamship, the vessel-owning subsidiary pays Steamship a fixed fee of either (i) $500 per month for each month that the vessel is employed or is available for employment or (ii) $250 per month for each month that the vessel is laid-up and not available for employment for at least 15 calendar days of such month. These Management Agreements may be terminated by either party on three months’ prior written notice.
Under our Administrative Services Agreement with Steamship, Steamship provides certain administrative services which may include budgeting, reporting, monitoring of bank accounts, compliance with banks, payroll services and any other possible service that we require to perform our operations. We pay Steamship a monthly fee of $10,000. This agreement may be terminated by either party on 30 days’ prior written notice.
Under our Brokerage Services Agreement with Steamship, we pay Steamship a lump sum commission of $95,000 per month, plus 2.5% on the hire agreed per charter party for each vessel (subject to required deductions and withholdings); provided, however, that we and Steamship may agree to commissions on a percentage basis for specific deals. This agreement may be terminated by either party at any time, prior written notice.
Altair Travel Agency S.A.
Altair Travel Agency S.A., or Altair, an affiliated entity that is controlled by the Chairman of the Parent, provides us with travel related services.
Diana Shipping Inc., Non-Competition Agreement
We have entered into a non-competition agreement with Diana Shipping Inc., dated November 2, 2021, pursuant to which Diana Shipping granted us (i) a right of first refusal over any opportunity available to Diana Shipping (or any of its subsidiaries) to acquire or charter-in any dry bulk vessel that is larger than 70,000 deadweight tons and that was built prior to 2006 and (ii) a right of first refusal over any employment opportunity for a dry bulk vessel pursuant to a spot market charter presented or available to Diana Shipping with respect to any vessel owned or chartered in, directly or indirectly, by Diana Shipping. The non-competition agreement also prohibits the Company and Diana Shipping from soliciting each other’s employees. The terms of the non-competition agreement provide that it will terminate on the date that (i) Diana Shipping’s ownership of our equity securities represents less than 10% of total outstanding voting power and (ii) we and Diana Shipping share no common executive officers.
Diana Shipping Inc., Right of First Refusal
We have entered into a right of first refusal agreement with Diana Shipping Inc., dated November 8, 2021, pursuant to which Diana Shipping granted us a right of first refusal over six drybulk carriers currently owned by the Parent and identified in the agreement. Pursuant to this right of first refusal, we have the right, but not the obligation, to purchase one or all of the six identified vessels when and if the Parent makes a determination to sell one or more of the vessels. Pursuant to the agreement, in connection with our right of first refusal in any vessel acquisition opportunity, our right to purchase the vessel will be at a price equal to the fair market value of each vessel at the time of sale, as determined by the average of two independent shipbroker valuations from brokers mutually agreeable to the Company and the Parent.  If we do not exercise our right to purchase a vessel, the Parent has the right to sell the vessel to any third party for a period of three months from the date we received notice of the offer from the Parent.
Diana Wilhelmsen Management Limited
Diana Wilhelmsen Management Limited, or DWM, is a 50/50 joint venture of the Parent, which provides management services to the vessels in our fleet pursuant to a management agreement, under which each of our vessel-owning subsidiaries pays, for each vessel, an aggregate of 1.25% on hire and on freight of the vessel’s gross income, plus either (i) $20,000 for each month that the vessel is employed or available for employment or (ii) $10,000 per month for each month that the vessel is laid-up and not available for employment for at least 15 calendar days of such month . The management agreement may be terminated by either party on three months’ prior written notice.
Contribution and Conveyance Agreement
We have entered into an amended and restated contribution and conveyance agreement with Diana Shipping Inc., dated as of November 17, 2021, pursuant to which the Parent will, prior to the Spin-Off, (i) contribute certain vessel-owning subsidiaries, together with $1.0 million in working capital, to us in exchange for our common shares, Series B Preferred Shares and Series C Preferred Shares, and (ii) indemnify us and the vessel-owning subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of our vessels prior to the effective date of the Spin-Off.
Resale Registration Statement
The Company has agreed with certain of its executive officers and significant shareholders to register an aggregate of up to 3,060,512 shares of our common stock for resale (subject to adjustment for the rounding up of any fractional shares that would be issued in connection with the Spin-Off)pursuant to a resale registration statement under the Securities Act of 1933. The Company expects to file such registration statement shortly after the completion of the Spin-off.
C. Interests of Experts and Counsel
Not Applicable.
Item 8. Financial information
A.  Combined carve-out statements and other financial information
See “Item 18. Financial Statements.”
Legal Proceedings
We have not been involved in any legal proceedings which may have a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. One incident involving one of our vessels and described in the combined carve-out financial statements of OceanPal Inc. Predecessors and in this registration statement, relates only to DWM, as managers, and the Parent. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. Pursuant to the Contribution and Conveyance Agreement between us and Diana Shipping Inc. in connection with the Spin-Off, Diana Shipping Inc. has agreed to indemnify us and the Subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of our vessels prior to the effective date of the Spin-Off.

Dividend Policy
The declaration and payment of dividends, if any, are subject to the discretion of our board of directors. Our board of directors will review and amend our dividend policy from time to time in light of our business plans and other factors.
Marshall Islands law generally prohibits the payment of dividends other than from surplus or when a company is insolvent or if the payment of the dividend would render the company insolvent.
We believe that, under current law, any dividends that we may pay in the future from earnings and profits constitute “qualified dividend income” and as such are generally subject to a 20% United States federal income tax rate with respect to non-corporate United States shareholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States shareholder’s tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see the section of this registration statement entitled “Taxation” under Item 10.E for additional information relating to the tax treatment of our dividend payments.
Cumulative dividends on our Series C Preferred Shares are payable in cash or, at our election, in kind, quarterly on each January 15, April 15, July 15 and October 15, or, if any such dividend payment date otherwise would fall on a date that is not a business day, the immediately succeeding business day. The dividend rate for our Series C Preferred Shares is 8.0% per annum per $1,000 of liquidation preference per share (equal to $80 per annum per share) and is not subject to adjustment.
Marshall Islands law provides that we may pay dividends on and redeem the Series C Preferred Shares only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of the shares. In addition, under Marshall Islands law we may not pay dividends on or redeem Series C Preferred Shares if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.
B.  Significant Changes
There have been no significant changes since the date of the combined carve-out financial statements included in this registration statement, other than those described in note 12 “Subsequent events” of these statements.
Item 9. The Offer and Listing
A. Offer and Listing Details
There currently is no existing public trading market for our common shares. However, our common shares have been approved for listing on the Nasdaq Capital Market under the ticker symbol “OP” and are expected to begin trading on the first business day following the distribution of our common shares by Parent.
B. Plan of distribution
Our common shares will be distributed by Parent by the declaration and issuance of a distribution to holders of Parent’s common stock. The Spin-Off is conditioned on, among other things, the approval of Parent’s board of directors and obtaining various regulatory and third-party consents and approvals, including the approval of our request for our common shares to be listed on the Nasdaq Capital Market and the effectiveness of this registration statement. As of the Spin-Off record date and the date of this registration statement, Parent has 88,201,669 shares of common stock outstanding.
The Spin-Off is not being underwritten by an investment bank or otherwise. The purpose of the Spin-Off is described in the section of this registration statement entitled “History and development of the Company”. Parent will pay any fees or other expenses incurred in connection with the Spin-Off and the application for the listing of our common shares on the Nasdaq Capital Market. We anticipate the aggregate fees and expenses in connection with the Spin-Off to be approximately $500,000.
C. Markets
Our common shares have been approved for listing on the Nasdaq Capital Market under the symbol “OP” and are expected to begin trading on the first business day following the distribution of our common shares by Parent.
D. Selling Shareholders
Not Applicable.

E. Dilution
Not Applicable.
F. Expenses of the Issue
Not Applicable.
Item 10. Additional Information
A. Share capital
The following is a summary of the description of our capital stock and the material terms of our articles of incorporation and bylaws.  Because the following is a summary, it does not contain all of the information that you may find useful. We refer you to our amended and restated articles of incorporation and bylaws, which are filed as exhibits 1.1 and 1.2 hereto, respectively, and are incorporated herein by reference.
Purpose
Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or the BCA. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.
Authorized Capitalization
Under our amended and restated articles of incorporation, our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, of which 8,820,382 shares will be issued and outstanding as of the consummation of the Spin-Off (including adjustment for the rounding up of any fractional shares that would be issued in connection with the Spin-Off), and 100,000,000 shares of preferred stock, par value $0.01 per share, of which (i) 800,000 shares are designated Series A Participating Preferred Stock, none of which will be issued and outstanding as of the consummation of the Spin-Off, (ii) 500,000 shares are designated Series B Preferred Stock, all of which will be issued and outstanding as of the consummation of the Spin-Off, and (iii) 10,000 shares are designated Series C Preferred Stock, all of which will be issued and outstanding as of the consummation of the Spin-Off.  All of our shares of stock are in registered form.
Common Stock
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of our preferred stock.
Preferred Stock
Our board of directors is authorized to provide for the issuance of preferred stock in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such preferred stock.  At the time that any series of our preferred stock is authorized, our board of directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation.  Our board of directors could, without shareholder approval, cause us to issue preferred stock which has voting, conversion and other rights and preferences that could adversely affect the voting power and other rights of holders of our common stock, Series A Participating Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, or make it more difficult to effect a change in control.  In addition, preferred stock could be used to dilute the share ownership of persons seeking to obtain control of us and thereby hinder a possible takeover attempt which, if our shareholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our shareholders. The material terms of any series of preferred stock that we offer through a prospectus supplement will be described in that prospectus supplement.

Series B Preferred Stock
The Series B Preferred Shares will entitle the Parent the right to vote up to 34% of the total number of votes entitled to be cast for all matters for which our shareholders are entitled to vote on, but will have no economic rights. To the extent the aggregate voting power of any holder of Series B Preferred Shares, together with any affiliate of such holder, would exceed 49% of the total number of votes that may be cast on any matter submitted to a vote of our shareholders, the number of votes of the Series B Preferred Shares shall be automatically reduced so that such holder’s aggregate voting power, together with any affiliate of such holder, is not more than 49%.
Series C Preferred Stock
The Series C Preferred Shares will have a cumulative preferred dividend accruing at the rate of 8.0% per annum, will contain a liquidation preference equal to its stated value and will be convertible into common shares at the Parent’s option commencing upon the first anniversary of the original issue date, at a conversion price equal to the lesser of $6.50 and the 10-trading day trailing VWAP of our common shares, subject to certain adjustments. The Parent, however, will be prohibited from converting the Series C Preferred Shares into common shares to the extent that, as a result of such conversion, the Parent (together with its affiliates) would beneficially own more than 49% of the total outstanding common shares.
The Series C Preferred Shares will have no voting rights except (1) in respect of amendments to the Articles of Incorporation which would adversely alter the preferences, powers or rights of the Series C Preferred Shares or (2) in the event that we propose to issue any parity stock if the cumulative dividends payable on outstanding Preferred Stock are in arrears or any senior stock. However, if and whenever dividends payable on the Series C Preferred Shares are in arrears for six or more quarterly periods, whether or not consecutive, holders of Series C Preferred Shares (voting together as a class with all other classes or series of parity stock upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors until such time as all accumulated and unpaid dividends on the Series C Preferred Shares have been paid in full.
Preferred Stock Purchase Rights
We will enter into a Stockholders Rights Agreement, or the Rights Agreement, with Computershare Trust Company, N.A., as Rights Agent.
Under the Rights Agreement, we will declare a dividend payable of one preferred stock purchase right, or Right, for each share of common stock outstanding immediately following the consummation of Parent’s distribution of our common shares. Each Right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock, par value $0.01 per share, at an exercise price of $40.00 per share. The Rights will separate from the common stock and become exercisable only if a person or group acquires beneficial ownership of 15% or more of our common stock (including through entry into certain derivative positions) in a transaction not approved by our board of directors. In that situation, each holder of a Right (other than the acquiring person, whose Rights will become void and will not be exercisable) will have the right to purchase, upon payment of the exercise price, a number of shares of our common stock having a then-current market value equal to twice the exercise price. In addition, if the Company is acquired in a merger or other business combination after an acquiring person acquires 15% or more of our common stock, each holder of the Right will thereafter have the right to purchase, upon payment of the exercise price, a number of shares of common stock of the acquiring person having a then-current market value equal to twice the exercise price. The acquiring person will not be entitled to exercise these Rights. Until a Right is exercised, the holder of a Right will have no rights to vote or receive dividends or any other stockholder rights.
The Rights may have anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the Rights or a permitted offer, the Rights should not interfere with a merger or other business combination approved by our board of directors.
We have summarized the material terms and conditions of the Rights Agreement and the Rights below. For a complete description of the Rights, we encourage you to read the Rights Agreement, which we have filed as an exhibit hereto.
Detachment of the Rights
The Rights are attached to all certificates representing our currently outstanding common stock, or, in the case of uncertificated common shares registered in book entry form, which we refer to as “book entry shares,” by notation in book entry accounts reflecting ownership, and will attach to all common stock certificates and book entry shares we issue prior to the Rights distribution date that we describe below. The Rights are not exercisable until after the Rights distribution date and will expire 10 years after the date thereof, unless we redeem or exchange them earlier as we describe below. The Rights will separate from the common stock and a Rights distribution date would occur, subject to specified exceptions, on the earlier of the following two dates:

•	the 10th day after public announcement that a person or group has acquired ownership of 15% or more of the Company's common stock; or
•
the 10th business day (or such later date as determined by the Company's board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 15% or more of the Company's common stock.

“Acquiring person” is generally defined in the Rights Agreement as any person, together with all affiliates or associates, who beneficially owns 15% or more of the Company's common stock. However, the Company, any subsidiary of the Company or any employee benefit plan of the Company or of any subsidiary of the Company, or any person holding shares of common stock for or pursuant to the terms of any such plan, are excluded from the definition of “acquiring person.” In addition, persons who beneficially own 15% or more of the Company's common stock on the effective date of the Rights Agreement are excluded from the definition of “acquiring person” until such time as they acquire additional shares in excess of 2% of the Company's then outstanding common stock as specified in the Rights Agreement for purposes of the Rights, and therefore, until such time, their ownership cannot trigger the Rights.  For purposes of the Stockholders Rights Agreements, our Chairperson of the Board or any entity controlled by our Chairperson of the Board will not be considered an Acquiring Person regardless of the beneficial ownership. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.
Our board of directors may defer the Rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.
Until the Rights distribution date:
•	our common stock certificates and book entry shares will evidence the Rights, and the Rights will be transferable only with those certificates; and
•	any new common stock will be issued with Rights and new certificates or book entry shares, as applicable, will contain a notation incorporating the Rights Agreement by reference.
As soon as practicable after the Rights distribution date, the Rights agent will mail certificates representing the Rights to holders of record of common stock at the close of business on that date. After the Rights distribution date, only separate Rights certificates will represent the Rights.
We will not issue Rights with any shares of common stock we issue after the Rights distribution date, except as our board of directors may otherwise determine.
Flip-In Event
A “flip-in event” will occur under the Rights Agreement when a person becomes an acquiring person other than pursuant to certain kinds of permitted offers. An offer is permitted under the Rights Agreement if a person will become an acquiring person pursuant to a merger or other acquisition agreement that has been approved by our board of directors prior to that person becoming an acquiring person.
If a flip-in event occurs and we have not previously redeemed the Rights as described under the heading “Redemption of Rights” below or, if the acquiring person acquires less than 50% of our outstanding common stock and we do not exchange the Rights as described under the heading “Exchange of Rights” below, each Right, other than any Right that has become void, as we describe below, will become exercisable at the time it is no longer redeemable for the number of shares of common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.
When a flip-in event occurs, all Rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the Rights Agreement specifies.
Flip-Over Event
A “flip-over event” will occur under the Rights Agreement when, at any time after a person has become an acquiring person:
•	we are acquired in a merger or other business combination transaction, other than specified mergers that follow a permitted offer of the type we describe above; or

•	50% or more of our assets or earning power is sold or transferred.
If a flip-over event occurs, each holder of a Right, other than any Right that has become void as we describe under the heading “Flip-In Event” above, will have the right to receive the number of shares of common stock of the acquiring company which has a current market price equal to two times the exercise price of such Right.
Anti-dilution
The number of outstanding Rights associated with our common stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common stock occurring prior to the Rights distribution date. With some exceptions, the Rights Agreement will not require us to adjust the exercise price of the Rights until cumulative adjustments amount to at least 1% of the exercise price. It also will not require us to issue fractional shares of our Series A Participating Preferred Stock that are not integral multiples of one-thousandth of a share, and, instead we may make a cash adjustment based on the market price of the common stock on the last trading date prior to the date of exercise.
Redemption of Rights
At any time until the date on which the occurrence of a flip-in event is first publicly announced, we may order redemption of the Rights in whole, but not in part, at a redemption price of $0.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash or shares of common stock. The Rights are not exercisable after a flip-in event if they are timely redeemed by us or until ten days following the first public announcement of a flip-in event. If our board of directors timely orders the redemption of the Rights, the Rights will terminate on the effectiveness of that action.
Exchange of Rights
We may, at our option, exchange the Rights (other than Rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange will be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to any person other than us or our existing stockholders becoming the beneficial owner of 50% or more of our outstanding common stock for the purposes of the Rights Agreement.
Amendment of Terms of Rights
During the time the Rights are redeemable, we may amend any of the provisions of the Rights Agreement, other than by decreasing the redemption price. Once the Rights cease to be redeemable, we generally may amend the provisions of the Rights Agreement, other than to decrease the redemption price, only as follows:
•	to cure any ambiguity, defect or inconsistency;
•	to make changes that do not materially adversely affect the interests of holders of Rights, excluding the interests of any acquiring person; or
•
to shorten or lengthen any time period under the Rights Agreement, except that we cannot lengthen the time period governing redemption or lengthen any time period that protects, enhances or clarifies the benefits of holders of Rights other than an acquiring person.

B. Memorandum and articles of association
Our current amended and restated articles of incorporation are filed as exhibit 1.1 hereto, and our current amended and restated bylaws are filed as exhibit 1.2 hereto. The information contained in these exhibits is incorporated by reference herein.
Information regarding the rights, preferences and restrictions attaching to each class of our shares is described in the section entitled “Item 10.A. – Share Capital” above.
C. Material contracts
Attached as exhibits to this registration statement are the contracts we consider to be both material and not entered into in the ordinary course of business, which (i) are to be performed in whole or in part on or after the filing date of this registration statement or (ii) were entered into not more than two years before the filing date of this registration statement. Other than these agreements, we have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party. A description of these is included in our description of our agreements in Item 7.B.
D. Exchange Controls
Under Marshall Islands, Panamanian, Cypriot and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.
E. Taxation
The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations applicable to the Company and U.S. Holders and Non-U.S. Holders, each as defined below, of our common stock.
Marshall Islands Tax Considerations
The Company is incorporated in the Marshall Islands. Under current Marshall Islands law, the Company is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by the Company to holders of its common shares that are not residents or domiciled or carrying any commercial activity in the Marshall Islands. The holders of our common shares will not be subject to Marshall Islands tax on the sale or other disposition of such common shares or as a result of the receipt of our common shares in the Spin-Off.
United States Federal Income Taxation
The following are the material United States federal income tax consequences to the Company of its activities after the Spin-Off and of the receipt, ownership and disposition of our common shares after the Spin-Off to U.S. Holders and Non-U.S. Holders, each as defined below. The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all as of the date of this registration statement, and all of which are subject to change, possibly with retroactive effect. This discussion is also based in part upon Treasury Regulations promulgated under Section 883 of the Code. The discussion below is based, in part, on the description of the Company’s business as described in “Business” above and assumes that the Company will conduct its business as described in that section.
United States Federal Income Taxation of Our Company
Taxation of Operating Income: In General
Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States exclusive of certain U.S. territories and possessions constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”
Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.
Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.
In the absence of exemption from tax under Section 883 of the Code, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation
Under Section 883 of the Code and the Treasury Regulations thereunder, the Company will be exempt from United States federal income taxation on its U.S.-source shipping income if:
•	the Company is organized in a foreign country, or its country of organization, that grants an “equivalent exemption” to corporations organized in the United States; and
Either
•
more than 50% of the value of the Company’s stock is owned, directly or indirectly, by “qualified shareholders,” individuals who are “residents” of a foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as the “50% Ownership Test,” or

•
the Company’s stock is “primarily and regularly traded on an established securities market” in a country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The Marshall Islands, the jurisdiction where the Company and its shipowning subsidiaries are incorporated, grants an “equivalent exemption” to United States corporations. Therefore, the Company will be exempt from United States federal income taxation in any taxable year with respect to our U.S.-source shipping income if the Company satisfies either the 50% Ownership Test or the Publicly-Traded Test for such taxable year.
The Company does not expect that it will be able to satisfy the 50% Ownership Test for any taxable year due to the anticipated, widely-held nature of its stock.
The Company’s ability to satisfy the Publicly-Traded Test is discussed below.
The Treasury Regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. Our common shares will be “primarily traded” on the Nasdaq Capital Market, which is an established securities market for these purposes.
Under the regulations, the Company’s common shares will be considered to be “regularly traded” on an established securities market if one or more classes of its stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market (the “listing threshold”). Since the Company’s common shares will be listed on the Nasdaq Capital Market, the Company will satisfy the listing threshold.
It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year (or 1/6 of the days in the case of a short taxable year); and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year (or as appropriately adjusted in the case of a short taxable year). The Company expects to satisfy the trading frequency and trading volume tests described in this paragraph. Even if this were not the case, the relevant Treasury regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as the Company expects to be the case with its common shares, such class of stock is traded on an established market in the United States, such as the Nasdaq Capital Market, and such class of stock is regularly quoted by dealers making a market in such stock.
Notwithstanding the foregoing, the Treasury regulations provide that, in pertinent part, a non-U.S. corporation’s common stock will not be considered to be “regularly traded” on an established securities market for any taxable year if 50% or more of the outstanding shares of such corporation’s common stock is owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the common stock the corporation (the “5% Override Rule”).
For purposes of being able to determine the persons who own 5% or more of a corporation’s stock (“5% Shareholders”) the Treasury regulations permit a corporation to rely on Schedule 13-D and Schedule 13-G filings with the SEC to identify persons who have a 5% or more beneficial interest in such corporation’s common stock. The Treasury regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

After the Spin-Off, it is possible that 5% Shareholders may own more than 50% of our common shares.  In the event the 5% Override Rule is triggered, the Treasury regulations provide that the 5% Override Rule will nevertheless not apply if the Company can establish that within the group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be “qualified shareholders” for purposes of Section 883 of the Code to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of the corporation’s common stock for more than half the number of days during the taxable year. To establish this exception to the 5% Override Rule, 5% Shareholders owning a sufficient number of our common shares would have to provide the Corporation with certain information in order to substantiate their status as qualified shareholders.  If, after the Spin-Off, 5% Shareholders were to own more than 50% of our common shares, there is no assurance that we would be able to satisfy the foregoing requirements.
Taxation in Absence of Exemption
If the benefits of Section 883 of the Code are unavailable for any taxable year, the Company’s U.S. source shipping income, to the extent not considered to be “effectively connected” with the conduct of a United States trade or business, as described below, will be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions (“4% gross basis tax regime”). Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income will not exceed 2% under the 4% gross basis tax regime.
To the extent the benefits of the Section 883 of the Code are unavailable and the Company’s U.S. source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” U.S. source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at a rate of 21%. In addition, the Company may be subject to the 30% United States federal “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such United States trade or business.
The Company’s U.S. source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:
•	The Company has, or is considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
•
Substantially all of the Company’s U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

The Company does not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of the Company’s shipping operations and other activities, the Company believes that none of its U.S. source shipping income will be “effectively connected” with the conduct of a United States trade or business.
United States Taxation of Gain on Sale of Vessels
Regardless of whether the Company qualifies for exemption under Section 883 of the Code, the Company will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by the Company will be considered to occur outside of the United States.
United States Federal Income Taxation of U.S. Holders
As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that acquired such shares in the Spin-Off and that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.
This discussion does not purport to deal with the tax consequences of owning our common shares to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who hold our common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of our common shares.
If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.
U.S. Federal Income Tax Treatment of the Spin-Off
Generally, any cash and the fair market value of property, such as the Company’s common shares in the hands of another corporation, that is distributed by such corporation will be treated as a distribution, as described below.  However, under Section 355 of the Code, a company may undergo a corporate division, such as the Spin-Off, and distribute stock of a controlled corporation, such as the Company when it was wholly-owned by Parent, on a tax-free basis if both the distributing and controlled corporations are treated as having been engaged in the conduct of an active trade or business for the prior five years and certain other requirements are met.  The Company and Parent do not believe that both the Company and Parent are able to satisfy all of the requirements imposed by Section 355 of the Code to treat the Spin-Off as a tax-free corporate division for U.S. federal income tax purposes.
If the Company and Parent are able to satisfy the requirements of the Section 355 of the Code, U.S. Holders that receive the Company’s common shares in the Spin-Off will not be treated as receiving a taxable dividend, as described below, and U.S. Holders that receive the Company’s common shares will generally be required to allocate a portion of such holder’s tax basis in its Parent common stock to the Company’s common shares the holder received in the Spin-Off.  The amount of that basis should be allocated in proportion to the relevant fair market values of the Parent’s common stock and the Company’s common shares.
The remainder of this discussion will assume that the Spin-Off will not qualify as a tax-free corporate division for U.S. federal income tax purposes.  U.S. Holders that receive the Company’s common shares in the Spin-Off will be treated as receiving a distribution from Parent. Any cash and the fair market value of property distributed will be treated as a dividend to the extent of the Parent’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. The Parent expects that, as of the date of the Spin-Off, it will not have a significant amount of current or accumulated earnings and profits for U.S. federal income tax purposes, although there is no certainty that this will be the case. To the extent the Spin-Off represents a distribution in excess of such accumulated earnings or profits, for a U.S. Holder of Parent common stock, any cash and the fair market value of property distributed will be treated first as a non-taxable return of capital dollar-for-dollar until such holder’s tax basis is $0, and thereafter as capital gain. Because Parent is not a United States corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions such corporate U.S. Holders receive. In addition, such U.S. Holders’ basis in the Company’s common shares received in the Spin-Off is equal to the fair market value as of the date of distribution of such shares. Please consult your personal tax advisor regarding the U.S. federal income tax consequences of the Spin-Off to you.
Distributions
Subject to the discussion of passive foreign investment companies below, any distributions made by the Company with respect to its common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” to the extent of the Company’s current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of the Company’s earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because the Company is not a United States corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions such corporate U.S. Holders receive. Dividends paid with respect to the Company’s common shares will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.
Dividends paid on the Company’s common shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will generally be treated as “qualified dividend income”.  Qualified dividend income is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been or will be), (2) the Company’s common shares are readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market, on which the Company’s common shares will be listed), (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend, and (4) the U.S. Individual Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in similar or related property. There is no assurance that any dividends paid on the Company’s common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Dividends paid on the Company’s common shares prior to the date on which its common shares became listed on the Nasdaq Capital Market were not eligible for these preferential rates.  Any dividends paid by the Company that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.
Special rules may apply to any “extraordinary dividend”, which is generally a dividend paid by the Company in an amount which is equal to or in excess of ten percent of a shareholder’s adjusted tax basis (or fair market value in certain circumstances) in the Company’s common shares. If the Company pays an “extraordinary dividend” on its common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.
Sale, Exchange or other Disposition of Common Shares
Assuming the Company does not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the Company’s common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will generally be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for United States foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.
Passive Foreign Investment Company Status and Significant Tax Consequences
Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. In general, the Company will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held the Company’s common shares, either:
•
at least 75% of the Company’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the Company’s assets during such taxable year produce, or are held for the production of, passive income, which we refer to as “passive assets”.
For purposes of determining whether the Company is a PFIC, the Company will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of its subsidiary corporations, in which the Company owns at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by the Company in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless the Company were treated under specific rules as deriving rental income in the active conduct of a trade or business.
Based on the Company’s anticipated operations and future projections, the Company does not believe that it is, nor does it expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, and the Company is not relying upon an opinion of counsel on this issue, the Company’s belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the time chartering and voyage chartering activities of its wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that the Company or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether the Company is a PFIC. The Company believes there is substantial legal authority supporting its position consisting of case law and United States Internal Revenue Service (“IRS”), pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Moreover, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with the Company’s position. In addition, although the Company intends to conduct its affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of the Company’s operations will not change in the future.
As discussed more fully below, if the Company were to be treated as a PFIC for any taxable year which included a U.S. Holder’s holding period in the Company’s common shares, then such U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat the Company as a “qualified electing fund” (a “QEF election”). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to the Company’s common shares, as discussed below.  In addition, if the Company were to be treated as a PFIC, a U.S. Holder of our common shares would be required to file annual information returns with the IRS.

In addition, if a U.S. Holder owns our common shares and the Company is a PFIC, such U.S. Holder must generally file IRS Form 8621 with the IRS.
U.S. Holders Making a Timely QEF Election
A U.S. Holder who makes a timely QEF election with respect to our common shares (an “Electing Holder”) would report for U.S. federal income tax purposes his pro rata share of the Company’s ordinary earnings and of our net capital gain, if any, for the Company’s taxable year that ends with or within the taxable year of the Electing Holder.  The Company’s net operating losses or net capital losses would not pass through to the Electing Holder and will not offset the Company’s ordinary earnings or net capital gain reportable to the Electing Holder in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, if any, recognized by the Electing Holder on the sale of his common shares).  Distributions received from the Company by an Electing Holder are excluded from the Electing Holder’s gross income to the extent of the Electing Holder’s prior inclusions of the Company’s ordinary earnings and net capital gain. The Electing Holder’s tax basis in his common shares would be increased by any amount included in the Electing Holder’s income. Distributions received by an Electing Holder, which are not includible in income because they have been previously taxed, would decrease the Electing Holder’s tax basis in our common shares.  An Electing Holder would generally recognize capital gain or loss on the sale or exchange of our common shares.
U.S. Holders Making a Timely Mark-to-Market Election
A U.S. Holder who makes a timely mark-to-market election with respect to our common shares would include annually in the U.S. Holder’s income, as ordinary income, any excess of the fair market value of the common shares at the close of the taxable year over the U.S. Holder’s then adjusted tax basis in the common shares. The excess, if any, of the U.S. Holder’s adjusted tax basis at the close of the taxable year over the then fair market value of the common shares would be deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common shares. A U.S. Holder’s tax basis in his common shares would be adjusted to reflect any income or loss amount recognized pursuant to the mark-to-market election.  A U.S. Holder would recognize ordinary income or loss on a sale, exchange or other disposition of the common shares; provided, however, that any ordinary loss on the sale, exchange or other disposition may not exceed the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common shares.
U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election
A U.S. Holder who does not make a timely QEF Election or a timely mark-to-market election with respect to our common shares (a “Non-Electing Holder”) would be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (ii) any gain realized on the sale or other disposition of the common shares. Under these rules, (i) the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s holding period for the common shares; (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income; and (iii) the amount allocated to each of the other prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If a Non-Electing Holder dies while owning our common shares, the Non-Electing Holder’s successor would be ineligible to receive a step-up in the tax basis of those common shares.
United States Federal Income Taxation of “Non-U.S. Holders”
A beneficial owner of our common shares (other than a partnership) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”
U.S. Federal Income Tax Consequences of the Spin-Off
Non-U.S. Holders will not be subject to U.S. federal income taxation with respect to the Company’s common shares or any cash received in the Spin-Off.
Dividends on Common Shares
Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from the Company with respect to its common shares, unless such income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, such income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares
Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:
•
such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, if the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional United States federal “branch profits” tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.
Backup Withholding and Information Reporting
In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if a U.S. Individual Holder:
•	fails to provide an accurate taxpayer identification number;
•	is notified by the IRS that he failed to report all interest or dividends required to be shown on your United States federal income tax returns; or
•	in certain circumstances, fails to comply with applicable certification requirements.
Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate IRS Form W-8.
If a shareholder sells our common shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the shareholder certifies that it is a non-U.S. person, under penalties of perjury, or the shareholder otherwise establishes an exemption. If a shareholder sells our common shares through a non-United States office of a non-United States broker and the sales proceeds are paid outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a shareholder sells our common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States.
Backup withholding is not an additional tax. Rather, a shareholder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the shareholder’s United States federal income tax liability by filing a refund claim with the IRS.
Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year.  Specified foreign financial assets would include, among other assets, our common shares, unless our common shares were held through an account maintained with a United States financial institution.  Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect.  Additionally, the statute of limitations on the assessment and collection of United States federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed.  U.S. Holders (including United States entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under Section 6038D of the Code.

The Company encourages each shareholder to consult with his, her or its own tax advisor as to particular tax consequences to it of holding and disposing of our common shares and of the Spin-Off, including the applicability of any state, local or foreign tax laws and any proposed changes in applicable law.
F. Dividends and paying agents
We refer you to the section of this registration statement entitled “Item 8. Financial Information – Combined Carve-Out Statements and Other Information – Dividend Policy” for a discussion of our dividend policy.
G. Statement by experts
The combined carve-out financial statements of OceanPal Inc. Predecessor at December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, appearing in this Registration Statement have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The address of Ernst & Young (Hellas) Certified Auditors Accountants S.A. is 8B Chimarras Street, 15125 Maroussi, Greece and is registered as a corporate body with the public register for company auditors-accountants kept with the Body of Certified-Auditors- Accountants, or SOEL, Greece with registration number 107.
H. Documents on display
When the SEC declares this registration statement effective, we will be subject to the informational requirements of the Securities Exchange Act. In accordance with these requirements we will file reports and other information with the SEC. These materials, including this registration statement on Form 20-F and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, our filings will be available on our website www.oceanpal.com. This web address is provided as an inactive textual reference only. Information contained on our website does not constitute part of this registration statement.
Shareholders may also request a copy of our filings at no cost by writing or telephoning us at the following address:
Ioannis Zafirakis
Director, President, Interim Chief Financial Officer and Secretary
Pendelis 26, 175 64 Palaio Faliro,
Athens, Greece
Tel: +30-210-9485-360
Email: izafirakis@oceanpal.com

I. Subsidiary information
Not Applicable.
Item 11. Quantitative and Qualitative Disclosures about Market Risk
Currency and Exchange Rates
We generate all of our revenues in U.S. dollars and our operating expenses are mainly in U.S. dollar. For accounting purposes, including throughout this registration statement, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because the portion of our expenses incurred in currencies other than the U.S. dollar is not significant, our expenses are not subject to fluctuations in exchange rates. Therefore, we are not engaged in derivative instruments to hedge those expenses.
Item 12. Description of Securities Other than Equity Securities
Not Applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Not applicable.
Item 16A. Audit Committee Financial Expert
Not applicable.
Item 16B. Code of Ethics
Not applicable.
Item 16C. Principal Accountant Fees and Services
Not applicable.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
Our Company's corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. We are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. The practices that we follow in lieu of Nasdaq's corporate governance rules are described below.
•
We are not required under Marshall Islands law to maintain a Board of Directors with a majority of independent directors, and we may not be able to maintain a Board of Directors with a majority of independent directors in the future.

•
In lieu of a nomination committee comprised of independent directors, our Board of Directors will be responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in our bylaws.

•
As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us advance notice to properly introduce any business at a meeting of the shareholders. Our bylaws also provide that shareholders may designate in writing a proxy to act on their behalf.

•
In lieu of holding regular meetings at which only independent directors are present, our entire Board of Directors, a majority of whom are independent, will hold regular meetings as is consistent with the laws of the Republic of the Marshall Islands.

•	The Board of Directors has adopted an Equity Incentive Plan. Shareholder approval was not necessary since Marshall Islands law permits the Board of Directors to take such actions.
•
As a foreign private issuer, we are not required to obtain shareholder approval if any of our directors, officers, or 5% or greater shareholders has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company, or assets to be acquired, or in the consideration to be paid in the transaction(s) and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common stock or voting power of 5% or more.

•
In lieu of obtaining shareholder approval prior to the issuance of designated securities, the Company will comply with provisions of the Marshall Islands Business Corporations Act, providing that the Board of Directors approves share issuances.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.
Item 16H. Mine Safety Disclosure
Not applicable.
PART III
Item 17. Financial Statements
See Item 18.
Item 18. Financial Statements
The financial statements required by this Item 18 are filed as a part of this registration statement beginning on page F-1.
Item 19. Exhibits
Exhibit
Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company*

1.2	By-laws of the Company*

2.1	Form of Common Share Certificate*

2.2	Certificate of Designations of the Series A Participating Preferred Stock of the Company*

2.3	Statement of Designations of the Series B Preferred Shares of the Company*

2.4	Statement of Designations of the 8.0% Series C Preferred Stock of the Company*

4.1	Stockholders Rights Agreement*

4.2	2021 Equity Incentive Plan*

4.3	Form of Management Agreement with Diana Wilhelmsen Management Limited*

4.4	Non-Competition Agreement, by and between the Company and Diana Shipping Inc.*

4.5	Right of First Refusal Agreement with Diana Shipping Inc.*

4.6	Amended and Restated Contribution and Conveyance Agreement between the Company and Diana Shipping Inc.

4.7	Form of Management Agreement with Steamship Shipbroking Enterprises Inc.*

4.8	Form of Administrative Services Agreement with Steamship Shipbroking Enterprises Inc.

4.9	Form of Brokerage Services Agreement with Steamship Shipbroking Enterprises Inc.

8.1	Subsidiaries of the Company*

11.1	Code of Ethics*

15.1	Consent of Independent Registered Public Accounting Firm

15.2	Consent of Seward & Kissel LLP

* Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this registration statement on its behalf.

OCEANPAL INC.

/s/ Eleftherios Papatrifon
Eleftherios Papatrifon
Chief Executive Officer
Dated:  November 17, 2021

OCEANPAL INC. PREDECESSOR

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Diana Shipping Inc.
Opinion on the Financial Statements
We have audited the accompanying combined carve-out balance sheets of OceanPal Inc. Predecessor (the Company) as of December 31, 2020 and 2019, the related combined carve-out statements of operations and comprehensive loss,  parent’s equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “combined carve-out financial statements”). In our opinion, the combined carve-out financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2021.

Athens, Greece
June 24, 2021

OceanPal Inc. Predecessor
COMBINED CARVE-OUT BALANCE SHEETS
December 31, 2020 and 2019
(Expressed in U.S. Dollars)

	2020	2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2(e))	$39,638	$1,915
Accounts receivable, trade (Note 2(f))	1,035,069	309,745
Due from a related party (Notes 3(a) and 5(a))	1,169,637	1,891
Inventories (Note 2(g))	181,973	168,774
Insurance claims (Note 2(h))	941,488	2,087,457
Prepaid expenses	869,662	713,876
Vessel held for sale (Notes 2(j) 4)	-	7,129,500
Total current assets	4,237,467	10,413,158

FIXED ASSETS:
Vessels, net (Note 4)	32,249,299	25,460,890
Total fixed assets	32,249,299	25,460,890
OTHER NON-CURRENT ASSETS:
Deferred charges, net (Notes 2(m) and 4)	701,773	11,014
Total assets	$37,188,539	$35,885,062

LIABILITIES AND PARENT EQUITY
CURRENT LIABILITIES:
Accounts payable, trade and other	133,566	180,628
Due to a related party (Note 3)	115,280	238,021
Accrued liabilities	1,637,623	448,363
Deferred revenue (Note 2(o))	-	155,877
Total current liabilities	1,886,469	1,022,889

Commitments and contingencies (Note 5)	-	-

PARENT EQUITY:
Parent investment (Note 6)	144,274,678	140,038,822
Accumulated deficit	(108,972,608)	(105,176,649)
Parent equity, net	35,302,070	34,862,173

Total liabilities and parent equity	$37,188,539	$35,885,062

The accompanying notes are an integral part of these combined carve-out financial statements.

OceanPal Inc. Predecessor
COMBINED CARVE-OUT STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the years ended December 31, 2020 and 2019
(Expressed in U.S. Dollars)

	2020	2019
REVENUES:
Time charter revenues (Note 2(o))	$9,410,671	$12,370,182

EXPENSES:
Voyage expenses (Note 2(o))	977,940	1,548,501
Vessel operating expenses (Note 2(p))	8,497,830	5,582,563
Depreciation and amortization of deferred charges (Notes 2(l) and 4)	2,151,977	2,479,432
General and administrative expenses (Note 6)	1,265,051	809,205
Management fees to related parties (Note 3)	756,000	728,300
Vessel impairment charges (Note 4)	-	3,047,978
Vessel fair value adjustment (Note 4)	(200,500)	-
Other loss/(income)	(241,668)	37,055
Operating loss	$(3,795,959)	$(1,862,852)

Net loss and comprehensive loss	$(3,795,959)	$(1,862,852)

The accompanying notes are an integral part of these combined carve-out financial statements.

OceanPal Inc. Predecessor
COMBINED CARVE-OUT STATEMENTS OF PARENT'S EQUITY
For the years ended December 31, 2020 and 2019
(Expressed in U.S. Dollars)

	Parent Company Investment	Accumulated Deficit	Total Equity
BALANCE, January 1, 2019	$141,543,044	$(103,313,797)	$38,229,247
Parent Investment (Note 6)	(1,504,222)		(1,504,222)
Net loss and comprehensive loss	$-	$(1,862,852)	$(1,862,852)
BALANCE, December 31, 2019	$140,038,822	$(105,176,649)	$34,862,173
Parent Investment (Note 6)	4,235,856		4,235,856
Net loss and comprehensive loss	$-	$(3,795,959)	$(3,795,959)
BALANCE, December 31, 2020	$144,274,678	$(108,972,608)	$35,302,070

The accompanying notes are an integral part of these combined carve-out financial statements.

OceanPal Inc. Predecessor
COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS
For the years ended December 31, 2020 and 2019
(Expressed in U.S. Dollars)
	2020	2019
Cash Flows from Operating Activities:
Net loss	$(3,795,959)	$(1,862,852)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization of deferred charges	2,151,977	2,479,432
Asset Impairment charges (Note 4)	-	3,047,978
Vessel fair value adjustment (Note 4)	(200,500)	-
(Increase) / Decrease in:
Accounts receivable, trade	(725,324)	(302,696)
Due from related parties	(1,167,746)	(1,891)
Inventories	(13,199)	392,255
Insurance claims	1,145,969	(2,078,347)
Prepaid expenses	(155,786)	(403,488)
Increase / (Decrease) in:
Accounts payable, trade and other	(47,062)	(160,921)
Due to related parties	(122,741)	220,261
Accrued liabilities	1,189,260	202,046
Deferred revenue	(155,877)	(90,092)
Drydock costs	(826,180)	(2,234)
Net cash provided by / (used in) Operating Activities	$(2,723,168)	$1,439,451

Cash Flows from Investing Activities:
Payments for vessel improvements (Note 4)	(1,474,965)	-
Net cash used in Investing Activities	$(1,474,965)	$-

Cash Flows from Financing Activities:
Parent investment/(distribution)	4,235,856	(1,504,222)
Net cash provided by / (used in) Financing Activities	$4,235,856	$(1,504,222)

Net increase/(decrease) in cash and cash equivalents	37,723	(64,771)

Cash and cash equivalents at beginning of the year	1,915	66,686
Cash and cash equivalents at end of the year	$39,638	$1,915

The accompanying notes are an integral part of these combined carve-out financial statements.

OceanPal Inc. Predecessor
Notes to combined carve-out financial statements
December 31, 2020
(Expressed in U.S. Dollars – unless otherwise stated)

1. Basis of Presentation and General Information
OceanPal Inc., (the ‘’Company”, or “OceanPal”), was incorporated by Diana Shipping Inc. (or ”DSI” or “Parent”) on April 15, 2021 under the laws of the Republic of the Marshall Islands, having a share capital of 500 shares, par value $0.01 per share, issued to Parent. The Company will serve as the holding company of the following three of the Parent’s vessel-owning subsidiaries (the “Subsidiaries”, or “OceanPal Inc. Predecessors”):
•	Cypres Enterprises Corp., a company incorporated in the Republic of Panama on September 7, 2000, owner of the 2004 built Panamax dry bulk carrier Protefs,
•	Darien Compania Armadora S.A., a company incorporated in the Republic of Panama on December 22, 1993, owner of the 2005 built Panamax dry bulk carrier Calipso and
•	Marfort Navigation Company Limited, a company incorporated in the Republic of Cyprus on August 10, 2007, owner of the 2005 built Capesize dry bulk carrier Salt Lake City;
The Parent will contribute the Subsidiaries to OceanPal and, as the sole shareholder of the Company, intends to distribute the Company's common shares to its shareholders on a pro rata basis.
The accompanying predecessor combined carve-out financial statements are those of the Subsidiaries for all periods presented using the historical carrying costs of the assets and the liabilities of the ship-owning companies above from the dates of their incorporation.
The Company is a global provider of shipping transportation services, specializing in the ownership of vessels. Each of our vessels is owned through a separate wholly-owned subsidiary.
In 2020, the outbreak of the COVID-19 virus has had a negative effect on the global economy and has adversely impacted the international dry-bulk shipping industry in which the Company operates. As of December 31, 2020, the impact of the outbreak of COVID-19 virus resulted in low time charter rates throughout the year, decreased revenues and increased crew and dry-docking costs. As the situation continues to evolve, it is difficult to predict the long-term impact of the pandemic on the industry. As a result, many of the Company’s estimates and assumptions, mainly future revenues for unfixed days, carry a higher degree of variability and volatility. The Company is constantly monitoring the developing situation, as well as its charterers’ response to the severe market disruption and is taking necessary precautions to address and mitigate, to the extent possible, the impact of COVID-19 to the Company.
During 2020 and 2019, charterers that individually accounted for 10% or more of the Company’s time charter revenues were as follows:
Charterer	2020	2019
Cargill International S.A.	34%	33%
Phaethon International Co AG.	34%
Uniper Global Commodities, Dusseldorf GE	22%
Crystal Sea Shipping Co., Limited	10%	12%
Hadson Shipping Lines Inc.		30%
Glencore Agriculture BV		22%

2. Significant Accounting Policies
a)  Basis of presentation: The accompanying combined carve-out financial statements include the accounts of the legal entities comprising the Company as discussed in Note 1. OceanPal Inc. Predecessor has historically operated as part of Parent and not as a standalone company. Financial statements representing the historical operations of Parent’s business have been derived from Parent’s historical accounting records and are presented on a carve-out basis. All revenues, costs, assets and liabilities directly associated with the business activity of OceanPal Inc. Predecessor are included in the financial statements. The combined financial statements are prepared in conformity with the U.S. generally accepted accounting principles and reflect the financial position, results of operations

OceanPal Inc. Predecessor
Notes to combined carve-out financial statements
December 31, 2020
(Expressed in U.S. Dollars – unless otherwise stated)

and comprehensive loss and cash flows associated with the business activity of the OceanPal Inc. Predecessor as they were historically managed.
The combined carve-out statements of operations and comprehensive loss also reflect intercompany expense allocations made to OceanPal Inc. Predecessor by DSI of certain general and administrative expenses from Parent (Note 6). However, amounts recognized by OceanPal Inc. Predecessor are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company operated independently of Parent as the Company would have had additional administrative expenses, including legal, professional, treasury and regulatory compliance and other costs normally incurred by a listed public entity. Management has estimated these additional administrative expenses to be $1.3 million and $0.8 million, for each of the years ended December 31, 2020 and 2019. Both the OceanPal Inc. Predecessor and DSI consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Predecessor during the periods presented. The allocations may not, however, reflect the expense the Company would have incurred as an independent, publicly traded company for the periods presented.
The Company has no common capital structure for the combined business and, accordingly, has not presented historical earnings per share.
b)  Use of Estimates: The preparation of combined carve-out financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined carve-out financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.
c)  Other Comprehensive Income / (Loss): The Company has no other comprehensive income / (loss) and accordingly comprehensive income / (loss) equals net income / (loss) for all periods presented.
d)  Foreign Currency: The functional currency of the Company is the U.S. dollar because the Company’s vessels operate in international shipping markets, and therefore primarily transact business in U.S. dollars. The Company’s accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities which are denominated in other currencies are translated into U.S. dollars at the year-end exchange rates. Resulting gains or losses are included in “Other loss/(income)” in the accompanying combined carve-out statements of operations and comprehensive loss.
e)  Cash and Cash Equivalents: The Company considers time deposits, certificates of deposit and their equivalents with an original maturity of up to about three months to be cash equivalents.
f)  Accounts Receivable, Trade: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire from lease agreements, net of provisions for doubtful accounts, if any. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Operating lease receivables under ASC 842 are not in scope of ASC 326 for assessment of credit loss, however the Company assesses its accounts receivable, trade and its credit risk relating to its charterers. No provision for doubtful accounts was established as of December 31, 2020 and 2019.
g)  Inventories: Inventories consist of lubricants which are stated, on a consistent basis, at the lower of cost or net realizable value. Cost is determined by the first in, first out method. Amounts removed from inventory are also determined by the first in first out method. Inventories may also consist of bunkers when on the balance sheet date a vessel is without employment. Bunkers, if any, are also stated at the lower of cost or net realizable value and cost is determined by the first in, first out method.
h)  Insurance claims. Claims receivable are recorded on accrual basis, net of deductibles, through each balance sheet date, for which recovery from insurance companies is probable and the claim is not subject to litigation.
i)  Vessel Cost: Vessels are stated at cost which consists of the contract price and any material expenses incurred upon acquisition or during construction. Expenditures for conversions and improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

OceanPal Inc. Predecessor
Notes to combined carve-out financial statements
December 31, 2020
(Expressed in U.S. Dollars – unless otherwise stated)

j)  Vessels held for sale: The Company classifies assets as being held for sale when the respective criteria are met. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. The fair value less cost to sell of an asset held for sale is assessed at each reporting period it remains classified as held for sale. When the plan to sell an asset changes, the asset is reclassified as held and used, measured at the lower of its carrying amount before it was recorded as held for sale, adjusted for depreciation, and the asset’s fair value at the date of the decision not to sell.
k)  Impairment of Long-Lived Assets: Long-lived assets are reviewed for impairment whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of an asset may not be recoverable. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of an asset over its remaining useful life and its eventual disposition is less than its carrying amount, the Company evaluates the asset for impairment loss. Measurement of impairment loss is based on the fair value of the asset, determined mainly by third party valuations.
The Company calculates undiscounted projected net operating cash flows by considering the historical and estimated vessels’ performance and utilization with the significant assumption being future charter rates for the unfixed days, using the most recent 10 year average of historical 1 year time charter rates available for each type of vessel over the remaining estimated life of each vessel, net of commissions. In 2019, the 1 year time charter rates did not include the rate for 2010, as it had been previously considered by Parent well above the average. Other than that, historical ten-year blended average one-year time charter rates are in line with the Company’s overall chartering strategy, they reflect the full operating history of vessels of the same type and particulars with the Company’s operating fleet and they cover at least a full business cycle, where applicable. Other assumptions used in developing estimates of future undiscounted cash flow are charter rates calculated for the fixed days using the fixed charter rate of each vessel from existing time charters, the expected outflows for scheduled vessels’ maintenance; vessel operating expenses; fleet utilization, and the vessels’ residual value if sold for scrap.  Assumptions are in line with the Company’s historical performance and its expectations for future fleet utilization under its current fleet deployment strategy. This calculation is then compared with the vessels’ net book value plus unamortized dry-docking costs. The difference between the carrying amount of the vessel plus unamortized dry-docking costs and its fair value is recognized in the Company's accounts as impairment loss. No impairment loss was identified or recorded in 2019 and 2020 due to this exercise, except for impairment charge recorded in 2019 for Calipso which was classified as held for sale (Note 4).
l)  Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage (scrap) value.  Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.
m)  Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized dry-docking costs of vessels that are sold or impaired are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale or impairment (Note 4).
n)  Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.
o)  Accounting for Revenues and Expenses: Revenues are generated from time charter agreements which contain a lease as they meet the criteria of a lease under ASC 842. Agreements with the same charterer are accounted for as separate agreements according to their specific terms and conditions. All agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by the charterers. Additionally, the charterer pays to third parties port, canal and bunkers consumed during the term of

OceanPal Inc. Predecessor
Notes to combined carve-out financial statements
December 31, 2020
(Expressed in U.S. Dollars – unless otherwise stated)

the time charter agreement. Such costs are considered direct costs and are not recorded as they are directly paid by charterers, unless they are for the account of the owner, in which case they are included in voyage expenses. Additionally, the owner pays commissions on the hire revenue, to both the charterer and to brokers, which are direct costs and are recorded in voyage expenses. Under a time charter agreement, the owner pays for the operation and the maintenance of the vessel, including crew, insurance, spares and repairs, which are recognized in operating expenses.  Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. Deferred revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met. The Company, as lessor, has elected not to allocate the consideration in the agreement to the separate lease and non-lease components (operation and maintenance of the vessel) as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component as the Company has assessed that more value is ascribed to the vessel rather than to the services provided under the time charter contracts.
p)  Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying combined carve-out statements of operations and comprehensive loss.
q)  Segmental Reporting: The Company engages in the operation of dry-bulk vessels which has been identified as one reportable segment. The operation of the vessels is the main source of revenue generation, the services provided by the vessels are similar and they all operate under the same economic environment. Additionally, the vessels do not operate in specific geographic areas, as they trade worldwide; they do not trade in specific trade routes, as their trading (route and cargo) is dictated by the charterers; and the Company does not evaluate the operating results for each type of dry bulk vessels (Panamax or Capesize) for the purpose of making decisions about allocating resources and assessing performance.
r)  Fair Value Measurements: The Company classifies and discloses its assets and liabilities carried at fair value in one of the following categories: Level 1: Quoted market prices in active markets for identical assets or liabilities; Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data; Level 3: Unobservable inputs that are not corroborated by market data.
s)  Going concern: Management evaluates, at each reporting period, whether there are conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year from the date the financial statements are issued.
t)  Financial Instruments, credit losses: At each reporting date, the Company evaluates its financial assets for credit losses and presents such assets in the net amount expected to be collected on such financial asset. When financial assets present similar risk characteristics, these are evaluated on a collective basis. When developing an estimate of expected credit losses the Company considers available information relevant to assessing the collectability of cash flows such as internal information, past events, current conditions and reasonable and supportable forecasts.
3. Transactions with related parties
a)  Diana Wilhelmsen Management Limited, or DWM: DWM is a joint venture established by Diana Ship Management Inc., a wholly owned subsidiary of the Parent, and Wilhelmsen Ship Management Holding Limited, an unaffiliated third party, each holding 50% of DWM. The DWM office is located in Athens, Greece. Effective July 1, 2020 Wilhelmsen Ship Management Holding Limited, was replaced by Wilhelmsen Ship Management Holding AS, which assumed all the liabilities and obligations of the former company under the Joint venture agreement.
Until October 8, 2019, DWM provided management services to the Company’s fleet for a fixed monthly fee and commercial services charged as a percentage of the vessels’ gross revenues pursuant to management agreements between the vessel owning companies and DWM. Management fees to DWM for 2019 amounted to $554,000 and are included in “Management fees to related parties” in the accompanying 2019 combined carve-out statement of operations and comprehensive loss. Commercial fees in 2019, amounted to $192,550, and are included in “Voyage expenses”. As at December 31, 2020 and 2019, there was an amount of $1,169,637 and $1,891 respectively, due from DWM (Note 5), included in “Due from a related party” in the accompanying combined carve-out balance sheets.

OceanPal Inc. Predecessor
Notes to combined carve-out financial statements
December 31, 2020
(Expressed in U.S. Dollars – unless otherwise stated)

b)  Diana Shipping Services S.A., or DSS: Since October 8, 2019, the fleet vessels are managed by DSS, a wholly owned subsidiary of the Parent, for a fixed monthly fee and a commission on the vessels’ gross revenues. DSS outsources the management of the vessels to DWM. During 2020 and 2019, management fees to DSS amounted to $756,000 and $174,300, respectively, and are included in “Management fees to related parties” in the accompanying combined carve-out statements of operations and comprehensive loss. Similarly, commissions charged by DSS for 2020 and 2019 amounted to $186,223 and $63,721, respectively, and are included in “Voyage expenses”. As at December 31, 2020 and 2019, there was an amount of $115,280 and $238,021 respectively, due to DSS, separately presented in “Due to a related party” in the accompanying combined carve-out balance sheets.
4. Vessels
On December 24, 2019, Darien Compania Armadora S.A. entered into a Memorandum of Agreement to sell to an unaffiliated third party the vessel Calipso, for a sale price of $7,275,000 before commissions. On December 31, 2019, the vessel was measured at the lower of its carrying amount or fair value less costs to sell and was classified in current assets as Vessel held for sale, according to the provisions of ASC 360, as all criteria required for this classification were then met. The vessel was expected to be delivered to the new owners in January 2020, but in February 2020 the sale was cancelled. This cancellation does not affect the classification of the vessel as held for sale on December 31, 2019, according to the provisions of ASC 360.
The classification of Calipso as held for sale resulted in impairment of $3.0 million including the write off of the unamortized drydocking costs as the vessel was measured at the lower of its carrying value and fair value (sale price) less costs to sell (Note 11) and is separately presented in “Vessel impairment charges” in the accompanying 2019 combined carve-out statement of operations and comprehensive loss.
In February 2020, the buyers of Calipso elected to exercise their right to cancel the contract as a result of the vessel’s missing the cancelling date due to unforeseen events, unrelated to the condition of the vessel. Following this cancelation of the memorandum of agreement, on March 8, 2020, the vessel was withdrawn from the market as per management’s decision and was recorded at its fair value at that date, amounting to $7.33 million, as held and used, according to the provisions of ASC 360. The vessel’s fair value was determined through Level 2 inputs of the fair value hierarchy by taking into consideration a third party valuation which was based on the last done deals of sale of vessels with similar characteristics, such as type, size and age. The valuation of the vessel at fair value resulted in a gain of $200,500 separately presented in “Vessel fair value adjustment” in the 2020 accompanying combined carve-out statement of operations and comprehensive loss.
The amounts reflected in Vessels, net in the accompanying combined carve-out balance sheets are analyzed as follows:
	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance, January 1, 2019	$59,758,834	$(21,860,835)	$37,897,999

- Impairment loss	(14,029,138)	10,990,826	(3,038,312)
- Vessel held for sale	(7,129,500)	-	(7,129,500)
- Depreciation for the year	-	(2,269,297)	(2,269,297)
Balance, December 31, 2019	$38,600,196	$(13,139,306)	$25,460,890

- Additions for improvements	1,474,965	-	1,474,965
- Vessel fair value adjustment (Note 11)	200,500	-	200,500
- Vessel transferred from held for sale	7,129,500	-	7,129,500
- Depreciation for the period	-	(2,016,556)	(2,016,556)
Balance, December 31, 2020	$47,405,161	$(15,155,862)	$32,249,299

OceanPal Inc. Predecessor
Notes to combined carve-out financial statements
December 31, 2020
(Expressed in U.S. Dollars – unless otherwise stated)

5. Commitments and Contingencies
a) Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company’s vessels are entered.
b) On July 9, 2020, DWM and the ship-owning company of the vessel Protefs placed a security bond in the amount of $1.75 million for any potential fines or penalties for alleged violations of law concerning maintenance of books and records and the handling of oil wastes of the vessel Protefs. As this amount was paid by the ship owning company of Protefs, the portion of it relating to DWM is included in “Due from related parties”, in the accompanying 2020 combined carve-out balance sheet (Note 3(a)). As of December 31, 2020, Protefs recorded an accrual of about $1.0 million, as the Parent determined that Protefs could be liable for part of a fine related to this incident, as part of its management agreement with DWM. In February 2021, DWM entered into a plea agreement with the United States pursuant to which DWM, as defendant, agreed to waive indictment, plead guilty pursuant to the terms thereof, accepted a fine of $2.0 million and the placement of DWM on probation for four years, subject to court approval. On May 24, 2021 there was a plea hearing where the judge accepted the plea and the court set the sentencing hearing for September 23, 2021 (Note 12).
c) As at December 31, 2020, all of the Company’s vessels were fixed under time charter agreements, considered operating leases. The minimum contractual gross charter revenue expected to be generated from fixed and non-cancelable time charter contracts existing as at December 31, 2020 in one year was $0.6 million.
6. Parent Equity, Net
As of December 31, 2020 and 2019, parent investment amounting to $144.3 million and $140.0 million, respectively, consists of the amounts contributed by the Parent to finance part of the acquisition cost of the vessels, intercompany amounts due to or from the parent which are forgiven and treated as contributions or distributions of capital and other general and administrative expenses allocated to the OceanPal Inc. Predecessor by Parent. Allocated general and administrative expenses include expenses of Parent such as executive’s cost, legal, treasury, regulatory compliance and other costs. These expenses were allocated on a pro rata basis, based on the number of ownership days of the Subsidiaries’ vessels compared to the number of ownership days of the total DSI fleet. Such allocations are believed to be reasonable, but may not reflect the actual costs if the OceanPal Inc. Predecessor had operated as a standalone company.
As part of Parent, OceanPal Inc. Predecessor is dependent upon Parent for all of its working capital and financing requirements, as Parent uses a centralized approach to cash management and financing of its operations. Financial transactions relating to OceanPal Inc. Predecessor are accounted for through the Parent equity account and reflected in the combined carve-out statements of parent’s equity as an increase or decrease in Parent investment. Accordingly, none of Parent’s cash, cash equivalents or debt at the corporate level have been assigned to the OceanPal Inc. Predecessor in the financial statements. Parent equity, net represents Parent’s interest in the recorded net assets of the OceanPal Inc. Predecessor. All significant intercompany accounts and transactions between the businesses comprising the OceanPal Inc. Predecessor have been eliminated in the accompanying combined financial statements.
10. Income Taxes
Under the laws of the countries of the companies’ incorporation and / or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying combined carve-out statements of operations.
The vessel-owning companies with vessels that have called on the United States are obliged to file tax returns with the Internal Revenue Service. However, pursuant to the Internal Revenue Code of the United States, U.S. source income from the international operations of ships is generally exempt from U.S. tax. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. Each of the subsidiaries expects it qualifies for this statutory tax exemption for the 2020 and 2019 taxable years, and they take this position for United States federal income tax return reporting purposes.

OceanPal Inc. Predecessor
Notes to combined carve-out financial statements
December 31, 2020
(Expressed in U.S. Dollars – unless otherwise stated)

11. Financial Instruments and Fair Value Disclosures
The carrying values of cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments.
At December 31, 2019, Calipso was recorded as held for sale due to a sale agreement and was accounted for at fair value determined through Level 1 input of the fair value hierarchy, based on the agreed price to sell the vessel less cost to sell (Note 4). On March 8, 2020, the vessel was withdrawn from the market as per management’s decision and was recorded at its fair value at that date being held and used, according to the provisions of ASC 360. The vessel’s fair value was determined through Level 2 inputs of the fair value hierarchy by taking into consideration a third party valuation which was based on the last done deals of sale of vessels with similar characteristics, such as type, size and age. The valuation of the vessel at fair value resulted in a gain.
12. Subsequent Events
For the combined carve-out financial statements as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020, the Company had evaluated the effects of subsequent events through June 24, 2021, the date these combined carve-out financial statements were available to be issued.
Plea Agreement: In February 2021, DWM entered into a plea agreement with the United States pursuant to which DWM, as defendant, agreed to waive indictment, plead guilty pursuant to the terms thereof, accepted a fine of $2.0 million and the placement of DWM on probation for four years, subject to court approval (Note 5(b)). On May 24, 2021 there was a plea hearing where the judge accepted the plea and the court set the sentencing hearing for September 23, 2021.

OCEANPAL INC. PREDECESSOR

F-1

OceanPal Inc. Predecessor
COMBINED CARVE-OUT BALANCE SHEETS
June 30, 2021 (unaudited) and December 31, 2020
(Expressed in U.S. Dollars)

	June 30, 2021	December 31, 2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,939	$39,638
Accounts receivable, trade	32,680	1,035,069
Due from a related party (Notes 2(a) and 4(b))	1,392,146	1,169,637
Inventories	143,701	181,973
Insurance claims	-	941,488
Prepaid expenses	674,710	869,662
Total current assets	2,245,176	4,237,467

FIXED ASSETS:
Vessels, net (Note 3)	31,207,386	32,249,299
Total fixed assets	31,207,386	32,249,299
OTHER NON-CURRENT ASSETS:
Deferred charges, net	584,017	701,773
Total assets	$34,036,579	$37,188,539

LIABILITIES AND PARENT EQUITY
CURRENT LIABILITIES:
Accounts payable, trade and other	280,622	133,566
Due to a related party (Note 2(b))	22,930	115,280
Accrued liabilities	1,111,058	1,637,623
Deferred revenue	235,897	-
Total current liabilities	1,650,507	1,886,469

Commitments and contingencies (Note 4)	-	-

PARENT EQUITY:
Parent investment (Note 5)	140,925,220	144,274,678
Accumulated deficit	(108,539,148)	(108,972,608)
Parent equity, net	32,386,072	35,302,070

Total liabilities and parent equity	$34,036,579	$37,188,539

The accompanying notes are an integral part of these unaudited interim combined carve-out financial statements.
F-2

OceanPal Inc. Predecessor
UNAUDITED COMBINED CARVE-OUT STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
For the six months ended June 30, 2021 and 2020
(Expressed in U.S. Dollars)

	2021	2020
REVENUES:
Time charter revenues	$6,065,161	$4,818,779

EXPENSES:
Voyage expenses (Note 6)	94,027	552,104
Vessel operating expenses	3,406,320	3,535,771
Depreciation and amortization of deferred charges (Note 3)	1,191,889	962,135
General and administrative expenses (Note 5)	560,376	609,491
Management fees to related parties (Note 2)	377,671	378,000
Vessel fair value adjustment	-	(200,500)
Other loss	1,418	88
Operating income/(loss)	$433,460	$(1,018,310)

Net income/(loss) and comprehensive income/(loss)	$433,460	$(1,018,310)

The accompanying notes are an integral part of these unaudited interim combined carve-out financial statements.
F-3

OceanPal Inc. Predecessor
UNAUDITED COMBINED CARVE-OUT STATEMENTS OF PARENT'S EQUITY
For the six months ended June 30, 2021 and 2020
(Expressed in U.S. Dollars)

	Parent Company Investment	Accumulated Deficit	Total Equity
BALANCE, December 31, 2019	140,038,822	(105,176,649)	34,862,173

Parent investment (Note 5)	1,271,586	-	1,271,586
Net loss and comprehensive loss	-	(1,018,310)	(1,018,310)
BALANCE, June 30, 2020	141,310,408	(106,194,959)	35,115,449

BALANCE, December 31, 2020	$144,274,678	$(108,972,608)	$35,302,070
Parent distribution (Note 5)	(3,349,458)	-	(3,349,458)
Net income and comprehensive income	$-	$433,460	$433,460
BALANCE, June 30, 2021	$140,925,220	$(108,539,148)	$32,386,072

The accompanying notes are an integral part of these unaudited interim combined carve-out financial statements.
F-4

OceanPal Inc. Predecessor
UNAUDITED COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS
For the six months ended June 30, 2021 and 2020
(Expressed in U.S. Dollars)
	2021	2020
Cash Flows from Operating Activities:
Net income/(loss)	$433,460	$(1,018,310)
Adjustments to reconcile net income/(loss) to net cash from operating activities:
Depreciation and amortization of deferred charges	1,191,889	962,135
Vessel fair value adjustment	-	(200,500)
(Increase) / Decrease in:
Accounts receivable, trade	1,002,389	234,767
Due from a related party	(222,509)	(60,553)
Inventories	38,272	5,288
Insurance claims	941,488	(7,841)
Prepaid expenses	194,952	(149,854)
Other non-current assets	-	(394,242)
Increase / (Decrease) in:
Accounts payable, trade and other	147,056	9,486
Due to a related party	(92,350)	(169,004)
Accrued liabilities	(526,565)	570,591
Deferred revenue	235,897	(62,112)
Drydock costs	(2,743)	(271,450)
Net cash provided by / (used in) Operating Activities	$3,341,236	$(551,599)

Cash Flows from Investing Activities:
Payments for vessel improvements (Note 3)	(29,477)	(719,290)
Net cash used in Investing Activities	$(29,477)	$(719,290)

Cash Flows from Financing Activities:
Parent investment/(distribution)	(3,349,458)	1,271,586
Net cash provided by / (used in) Financing Activities	$(3,349,458)	$1,271,586

Net increase/(decrease) in cash and cash equivalents	(37,699)	697

Cash and cash equivalents at beginning of the period	39,638	1,915
Cash and cash equivalents at end of the period	$1,939	$2,612

The accompanying notes are an integral part of these unaudited interim combined carve-out financial statements.
F-5

OceanPal Inc. Predecessor
Notes to combined carve-out financial statements
June 30, 2021
(Expressed in U.S. Dollars – unless otherwise stated)

1.	Basis of Presentation and General Information
OceanPal Inc., (the ‘’Company”, or "OceanPal"), was incorporated by Diana Shipping Inc. (or "DSI" or "Parent") on April 15, 2021 under the laws of the Republic of the Marshall Islands, having a share capital of 500 shares, par value $0.01 per share, issued to Parent. The Company will serve as the holding company of the following three of the Parent’s vessel-owning subsidiaries (the "Subsidiaries", or “OceanPal Inc. Predecessors”):
•	Cypres Enterprises Corp., a company incorporated in the Republic of Panama on September 7, 2000, owner of the 2004 built Panamax dry bulk carrier Protefs,
•	Darien Compania Armadora S.A., a company incorporated in the Republic of Panama on December 22, 1993, owner of the 2005 built Panamax dry bulk carrier Calipso and
•	Marfort Navigation Company Limited, a company incorporated in the Republic of Cyprus on August 10, 2007, owner of the 2005 built Capesize dry bulk carrier Salt Lake City;
The Parent will contribute the Subsidiaries to OceanPal and, as the sole shareholder of the Company, intends to distribute the Company's common shares to its shareholders on a pro rata basis.
The accompanying unaudited interim carve-out financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim combined financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2020 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2021.
The combined carve-out balance sheet as of December 31, 2020 has been derived from the audited predecessor combined carve-out financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.
The Company is a global provider of shipping transportation services, specializing in the ownership of vessels. Each of the vessels is owned through a separate wholly-owned subsidiary.
In 2020, the outbreak of the COVID-19 virus has had a negative effect on the global economy and has adversely impacted the international dry-bulk shipping industry in which the Company operates. As of December 31, 2020, the impact of the outbreak of COVID-19 virus resulted in low time charter rates throughout the year, decreased revenues and increased crew and dry-docking costs. As the situation continues to evolve, it is difficult to predict the long-term impact of the pandemic on the industry. As a result, many of the Company’s estimates and assumptions, mainly future revenues for unfixed days, carry a higher degree of variability and volatility. The Company is constantly monitoring the developing situation, as well as its charterers’ response to the severe market disruption and is taking necessary precautions to address and mitigate, to the extent possible, the impact of COVID-19 to the Company.
F-6

OceanPal Inc. Predecessor
Notes to combined carve-out financial statements
June 30, 2021
(Expressed in U.S. Dollars – unless otherwise stated)

During the six months ended June 30, 2021 and 2020, charterers that individually accounted for 10% or more of the Company’s time charter revenues were as follows:
Charterer	2021	2020
Cargill International S.A.		37%
Phaethon International Co AG.		33%
Uniper Global Commodities, Dusseldorf GE		11%
Crystal Sea Shipping Co., Limited		20%
C Transport Maritime LTD	37%
Vitera Chartering	28%
Reachy International	25%
Significant Accounting Policies and Recent Accounting Pronouncements
A discussion of the Company’s significant accounting policies can be found in Note 2 of the Company’s Combined Carve-out audited Financial Statements for the year ended December 31, 2020. There have been no material changes to these policies in the six months ended June 30, 2021. The Company supplements its significant accounting policy that can be found in Note 2(p) of the Company's carve-out audited financial statements for the year ended December 31, 2020 with respect to Voyage Expenses, as follows:
Voyage Expenses: The Company incurs voyage expenses that mainly include commissions because all of vessels are employed under time charters that require the charterer to bear voyage expenses such as bunkers (fuel oil), port and canal charges. Although the charterer bears the cost of bunkers, voyage results may be affected by differences in bunker prices, and the Company may record a gain or a loss deriving from such price differences. When a vessel is delivered to a charterer, bunkers are purchased by the charterer and sold back to the Company on the redelivery of the vessel. Bunker gain, or loss, result when a vessel is redelivered by her charterer and delivered to the next charterer at different bunker prices, or quantities.
2.	Transactions with related parties
a) Diana Wilhelmsen Management Limited, or DWM: DWM is a joint venture of the Parent that provides technical management services to the vessels through DSS and since May 24, 2021 directly. For the provision of management services, the vessels pay monthly fees which for the period from May 24, 2021 until June 30, 2021 amounted to $75,484 and are included in “Management fees to related parties” in the accompanying unaudited interim 2021 combined carve-out statement of operations and comprehensive income/(loss). In addition, the vessels pay a commercial fee, which is a percentage of the daily hire, and which for the period from May 24, 2021 to June 30, 2021 amounted to $16,174 and is included in “Voyage expenses” in the accompanying unaudited interim 2021 combined carve-out statement of operations and comprehensive income/(loss). As at June 30, 2021 and December 31, 2020, there was an amount of $1,392,146 and $1,169,637, respectively, due from DWM (Note 4(b)), included in “Due from a related party” in the accompanying combined carve-out balance sheets.

b) Diana Shipping Services S.A., or DSS: From October 8, 2019 until May 24, 2021, the fleet vessels were managed by DSS, a wholly owned subsidiary of the Parent, for a fixed monthly fee and a commission on the vessels’ gross revenues. DSS was outsourcing the management of the vessels to DWM and since May 24, 2021, provides insurance services to the vessels. During the period from January 1, 2021 to May 24, 2021 and for the six months ended June 30, 2020, management fees to DSS amounted to $302,187 and $378,000, respectively, and are included in “Management fees to related parties” in the accompanying unaudited interim combined carve-out statements of operations and comprehensive income/(loss). Similarly, commissions charged by DSS for the period from January 1, 2021 to May 24, 2021 and for the six months ended June 30, 2020 amounted to $94,672 and $93,343, respectively, and are included in “Voyage expenses”. As at June 30, 2021 and December 31, 2020, there was an amount of $22,930 and $115,280 respectively, due to DSS, separately presented in “Due to a related party” in the accompanying combined carve-out balance sheets.
F-7

OceanPal Inc. Predecessor
Notes to combined carve-out financial statements
June 30, 2021
(Expressed in U.S. Dollars – unless otherwise stated)

3.	Vessels
The amounts reflected in Vessels, net in the accompanying combined carve-out balance sheets are analyzed as follows:
	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2020	$47,405,161	$(15,155,862)	$32,249,299

- Additions for improvements	29,477	-	29,477
- Depreciation for the period	-	(1,071,390)	(1,071,390)
Balance, June 30, 2021	$47,434,638	$(16,227,252)	$31,207,386

4.	Commitments and Contingencies
a) Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company’s vessels are entered.
b) On July 9, 2020, DWM and the ship-owning company of the vessel Protefs placed a security bond in the amount of $1.75 million for any potential fines or penalties for alleged violations of law concerning maintenance of books and records and the handling of oil wastes of the vessel Protefs. As this amount was paid by the ship owning company of Protefs, the portion of it relating to DWM, amounting to $1.3 million, is included in “Due from a related party”, in the accompanying combined carve-out balance sheets (Note 2(a)). As of December 31, 2020, vessel Protefs recognized an amount of $1.0 million, as an expense in the combined carve-out statements of operations and comprehensive income/(loss) representing the Company’s best estimate for the liability of Protefs in relation to this incident. In February 2021, DWM entered into a plea agreement with the United States pursuant to which DWM, as defendant, agreed to waive indictment, plead guilty pursuant to the terms thereof, accepted a fine of $2.0 million and the placement of DWM on probation for four years, subject to court approval. On May 24, 2021 there was a plea hearing where the judge accepted the plea and the court set the sentencing hearing for September 23, 2021 (Note 8).
F-8

OceanPal Inc. Predecessor
Notes to combined carve-out financial statements
June 30, 2021
(Expressed in U.S. Dollars – unless otherwise stated)
c) As at June 30, 2021, all of the Company’s vessels were fixed under time charter agreements, considered operating leases. The minimum contractual gross charter revenue expected to be generated from fixed and non-cancelable time charter contracts existing as at June 30, 2021 in one year was $7.2 million.
5.	Parent Investment
As of June 30, 2021 and December 31, 2020, parent investment amounting to $140.9 million and $144.3 million, respectively, consists of the amounts contributed by the Parent to finance part of the acquisition cost of the vessels, intercompany amounts due to or from the Parent which are forgiven and treated as contributions or distributions of capital and other general and administrative expenses allocated to the OceanPal Inc. Predecessor by Parent. Allocated general and administrative expenses include expenses of Parent such as executive’s cost, legal, treasury, regulatory compliance and other costs. These expenses were allocated on a pro rata basis, based on the number of ownership days of the Subsidiaries’ vessels compared to the number of ownership days of the total DSI fleet. Such allocations are believed to be reasonable, but may not reflect the actual costs if the OceanPal Inc. Predecessor had operated as a standalone company.
As part of Parent, OceanPal Inc. Predecessor is dependent upon Parent for all of its working capital and financing requirements, as Parent uses a centralized approach to cash management and financing of its operations. Financial transactions relating to OceanPal Inc. Predecessor are accounted for through the Parent equity account and reflected in the combined carve-out statements of Parent’s equity as an increase or decrease in Parent investment. Accordingly, none of Parent’s cash, cash equivalents or debt at the corporate level have been assigned to the OceanPal Inc. Predecessor in the financial statements. Parent equity, net represents Parent’s interest in the recorded net assets of the OceanPal Inc. Predecessor. All significant intercompany accounts and transactions between the businesses comprising the OceanPal Inc. Predecessor have been eliminated in the accompanying combined carve-out financial statements.
F-9

OceanPal Inc. Predecessor
Notes to combined carve-out financial statements
June 30, 2021
(Expressed in U.S. Dollars – unless otherwise stated)

6.	Voyage Expenses
The amounts in the accompanying unaudited interim combined carve-out statements of operations and comprehensive income/(loss) are analyzed as follows:
	June 30,
	2021	2020
Commissions	$412,007	$322,427
Bunkers	(330,454)	212,830
Extra insurance	2,023	-
Miscellaneous	10,450	16,846
Total	$94,027	$552,104

7.	Financial Instruments and Fair Value Disclosures
The carrying values of cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments.
8.	Subsequent Events
Protefs: On September 23, 2021, the sentencing hearing of the Protefs case took place (Note 4(b)). The judge formally accepted the DWM’s guilty pleas, adjudged DWM guilty and imposed the agreed upon sentence of a combined fine of $2.0 million, a total special assessment and a four year term of probation.

F-10